                                             FILED PURSUANT TO RULE 424b2
                                             REGISTRATION NO. 333-19901

PROSPECTUS

                             PREMIER CONCEPTS, INC.

                         102,041 SHARES OF COMMON STOCK
                 483,334 CLASS A COMMON STOCK PURCHASE WARRANTS

    This Prospectus relates to the offer and sale of 102,041 shares of Common Stock, $.002 par value ("Common Stock") and 483,334 Class A Common Stock Purchase Warrants ("Warrants") of Premier Concepts, Inc. ("Premier" or the "Company") being sold by certain shareholders (the "Selling Shareholders"). See "Selling Shareholders and Plan of Distribution." The Company will not receive any of the proceeds from the sales of the Common Stock or Warrants by the Selling Shareholders.

    The Selling Shareholders may be deemed to be "underwriters" as defined in the Securities Act of 1933 (the "Securities Act"). If any broker-dealers are used by the Selling Shareholders, any commissions paid to broker-dealers and, if broker-dealers purchase any securities as principals, any profits received by such broker-dealers on the resales of the securities may be deemed to be underwriting discounts or commission under the Securities Act. In addition, any profits realized by the Selling Shareholders may be deemed to be underwriting commissions. All costs, expenses and fees in connection with the registration of the securities offered by Selling Shareholders will be borne by the Company. Brokerage commissions, if any, attributable to the sale of the securities will be borne by the Selling Shareholders. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

    The Common Stock and Warrants offered by this Prospectus may be sold from time to time by the Selling Shareholders, or by transferees, commencing the date of this Prospectus based upon prevailing market conditions for the Company's Common Stock, subject to the consent of Cohig & Associates, Inc., as Representative of the Underwrites in the concurrent offering. Such consent must be obtained in writing by the Selling Shareholders prior to effecting any sales of the Common Stock. No underwriting arrangements have been entered into by Selling Shareholders. The distribution of the Selling Shareholders' Common Stock by the Selling Shareholders may be effected in one or more transactions that may take place on the over-the-counter market, including ordinary broker's transactions, privately-negotiated transactions or through sales to one or more dealers for resale of such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Shareholders in connection with the sales of the Selling Shareholders' securities. See "Selling Shareholders and Plan of Distribution."

    Concurrently with the commencement of this offering (the "Selling Shareholders' Offering"), the Company is offering, by separate Prospectus 1,100,000 shares of Common Stock and 1,100,000 Warrants through Cohig & Associates, Inc., as Representative of the Underwriters.

    Although the Company is a publicly-held corporation, the present market for the Common Stock is limited and sporadic. On April 8, 1997, the closing bid and ask prices of the Common Stock on the Electronic Bulletin Board System under the symbol PMRCA were $2.25 and $4.00, respectively. There is presently no trading market for the Warrants. The Company's Common Stock and Warrants have been approved for quotation on the Nasdaq SmallCap Market under the symbols "FAUX" and "FAUXW," respectively.

                            ------------------------

  THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" AT PAGE 7.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
  THIS     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                            COHIG & ASSOCIATES, INC.

                 The date of this Prospectus is April 21, 1997.

                             AVAILABLE INFORMATION

    The Company is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance with the Exchange Act files periodic reports, and other information with the Securities and Exchange Commission (the "Commission"). Reports, and other information concerning the Company can be inspected and copied (at prescribed rates) at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, as well as at the following Regional
Offices: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and are publicly available through the Commission's web site at http:// www.sec.gov.

    The Company has filed a Registration Statement on Form SB-2 with the Commission in Washington, D.C., in accordance with the provisions of the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information pertaining to the shares of Common Stock and Warrants offered hereby and the Company, reference is made to the Registration Statement, including the exhibits and financial statement schedules filed as a part thereof. Statements herein contained concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an Exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement may be obtained from the Commission upon payment of the fees prescribed therefor and may be examined at the principal office of the Commission in Washington, D.C.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AND WARRANTS AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK AND WARRANTS ON THE NASDAQ SMALLCAP MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE RELATED NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION WITH REGARD TO THE COMMON STOCK OF THE COMPANY IN THIS PROSPECTUS, INCLUDING SHARE AND PER SHARE INFORMATION, GIVES EFFECT TO (I) A ONE-FOR-FIVE (1-FOR-5) REVERSE STOCK SPLIT EFFECTED BY THE COMPANY ON DECEMBER 20, 1996, AND
(II) THE CONVERSION OF 416,670 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK INTO 102,041 SHARES OF COMMON STOCK.

                                  THE COMPANY

    Premier Concepts, Inc. ("Premier" or the "Company"), operating under the name "Impostors," believes that its 35 retail stores make it one of the nation's largest specialty chain retailers of faux jewelry. Specializing in the marketing and retailing of high-end fashion and reproduction jewelry that has the appearance, but not the cost, of fine jewelry, the Company sells products that emulate fine jewelry and classic pieces originally designed by famous jewelers such as Tiffany & Co.-Registered Trademark-, Cartier-Registered Trademark-, Bulgari-Registered Trademark- and Harry Winston. The Company's product line also includes replicas of jewelry owned by Princess Diana, The Duchess of Windsor, Elizabeth Taylor and other celebrities. The Company's faux jewelry is created with layered gold, cubic zirconia and Austrian crystal to simulate the look of fine jewelry. Also, the Company offers an extensive collection of 14 karat gold jewelry with synthetic stones. In June 1996, the Company introduced a new collection of genuine sterling silver featuring semi-precious and synthetic stones. The Company's products are purchased principally from several domestic vendors and from vendors in China, England, Hong Kong, Italy, Korea, Spain, Taiwan and Thailand.

    The 35 currently operating Impostors retail stores are designed to match the elegant look of the Company's products and to provide customers with the feeling of shopping in an upscale, fine jewelry environment. The Company's stores are located in shopping malls and tourist locations. Stores are considered to be in tourist locations where more than 50% of sales are made to non-residents. Currently, the Company has stores in Southern California, Northern California, the states of Arizona, Colorado, Florida, Louisiana, Maryland, Missouri, New Jersey and Washington and in the Washington, D.C. area. Since August 30, 1996 the Company has opened nine stores located in Colorado, Florida, Nevada and New Jersey, resulting in the current 35 locations. In addition, the Company has entered into leases for four new retail stores in Southern California, Florida, and Washington, D.C, which are scheduled to open over the next four months.

    The Company believes that it has an opportunity to become a leader in the specialty retailing segment of the national and international market for faux and reproduction jewelry and related accessory items through a combination of internal growth and acquisitions. Its plans include expansion of retail store locations, development of new marketing channels including multimedia and direct mail, and the marketing of its high-end jewelry reproductions and store concept internationally through licensing and distribution arrangements.

    The Company was organized on July 15, 1988 under the laws of the State of Colorado.

                                  THE OFFERING

Securities offered by the Selling
  Shareholders....................  102,041 shares of Common Stock, $.002 par value and
                                    483,334 Warrants. See "Description Of Securities."
Offering price....................  Prevailing market price
Common stock outstanding:.........  1,762,208 shares(1)(2)(3)
Proposed NASDAQ SmallCap symbols:
  Common Stock....................  "FAUX"
  Warrants........................  "FAUXW"

                                  RISK FACTORS

    An investment in the Shares involves certain risks. Prospective investors should carefully consider the factors set forth under "RISK FACTORS."

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of shares offered by Selling Shareholders.

------------------------

(1) Does not include (i) 230,000 shares of Common Stock reserved for issuance upon exercise of options which may be granted under the Company's 1993 Stock Incentive Plan, 196,000 of which are subject to outstanding and unexercised options having a weighted average exercise price of $2.55 per share, and of which 55,000 options are subject to future vesting, (ii) 60,250 shares of Common Stock reserved for issuance upon exercise of outstanding Class C Common Stock Purchase Warrants ("C Warrants") at a price of $10.00 per share, (iii) 12,000 shares of Common Stock reserved for issuance pursuant to the exercise of other outstanding options and warrants having a weighted average exercise price of $2.50 per share, and (iv) 60,000 shares of Common Stock reserved for issuance pursuant to the exercise of options which may be granted under the Company's 1995 Employee Stock Purchase Plan ("1995 ESPP").

(2) On June 24, 1996, the Company completed the sale of 416,670 shares of Series A Convertible Preferred Stock ("Convertible Preferred Stock") and Class B Warrants entitling the holders thereof to acquire 41,667 shares of Common Stock (the "Bridge Offering"), realizing net proceeds of $225,000. Does not include 102,041 shares of Common Stock reserved for issuance on the date of this Prospectus pursuant to the automatic conversion of the Convertible Preferred Stock, or 41,667 shares of Common Stock reserved for issuance upon exercise of the outstanding Warrants. See "Description of Securities--Series A Convertible Preferred Stock".

(3) Does not include shares reserved for issuance upon the conversion of the 12% Convertible Promissory Notes (the "Convertible Notes"). On December 27, 1996, the Company completed a bridge financing (the "Bridge Note Financing") consisting of $1,120,000 in Convertible Notes and 200,000 Class B Warrants, realizing net proceeds of $1,041,600. The Company utilized $624,325 of these proceeds to redeem from certain securityholders 189,180 of the Company's Common Stock and 32,500 Class C Warrants. The principal balance of the Convertible Notes is convertible after April 1, 1997, at the option of the holder, into shares of the Company's Common Stock at a conversion value of $2.80 per share, subject to adjustment under certain circumstances. Each Class B Warrant entitles the holder to purchase one share of the Company's Common Stock at an exercise price of $5.00 per share and will be automatically exchanged for two Warrants upon the effective date of the Registration Statement of which this Prospectus forms a part. See "Description of Securities--12% Convertible Promissory Notes."

                             SUMMARY FINANCIAL DATA

    Set forth below is selected summary financial data with respect to the Company. Financial information for the years ended January 28, 1996 and January 26, 1997, is derived from the financial statements included elsewhere in this Prospectus and is qualified by reference to such financial statements and the notes related thereto or is derived from store-level schedules not included herein.

                                                                                         YEAR ENDED    YEAR ENDED
                                                                                        JANUARY 28,   JANUARY 26,
                                                                                            1996          1997
                                                                                        ------------  ------------
STATEMENTS OF OPERATIONS DATA:
Total revenues........................................................................  $  9,069,840  $  9,773,700
Operating profit (loss)...............................................................       (37,298)      326,439
Income from discontinued operations...................................................       270,441        13,620
Net income............................................................................       114,219       354,524
Net income available to common shareholders...........................................       114,219       341,949
Net income per common share...........................................................           .23           .44
Weighted average number of common shares outstanding..................................       495,800       777,408

STATISTICAL DATA: (2)
Store revenues........................................................................  $  8,957,344  $  9,739,845
Store gross margin....................................................................     6,337,334     6,941,934
Store operating expenses..............................................................     4,906,077     5,237,659
Store operating profit................................................................     1,431,257     1,704,275
Corporate overhead operating expenses.................................................     1,518,416     1,386,611
Gross margin percentage...............................................................         70.3%         71.1%
Comparable same store sales (1).......................................................     8,380,595     8,700,643
Comparable same store sales growth (1)................................................           N/A          3.8%
Comparable same store sales per square foot (1).......................................        526.88        547.00

                                                                                        AS OF JANUARY 26, 1997
                                                                                     ----------------------------
                                                                                        ACTUAL     AS ADJUSTED(3)
                                                                                     ------------  --------------
BALANCE SHEET DATA:
  Total assets.....................................................................  $  4,811,774   $  6,502,351
  Total liabilities................................................................     3,814,371      2,093,948
  Working capital..................................................................       168,059      2,884,482
  Stockholders' equity.............................................................       997,403      4,408,403

------------------------

(1) Includes only the 26 stores open for the entire periods being compared.

(2) Based on store-level schedules and is not meant to tie to the financial statements and notes related thereto included elsewhere herein.

(3) Adjusted to reflect net proceeds from the sale by the Company of 1,100,000 shares of Common Stock and 1,100,000 Warrants at the public offering prices of $3.75 per share and $.15 per Warrant and the utilization of $1,370,000 of the net proceeds therefrom to retire the Convertible Notes and other liabilities in the amount of $250,000. See "Use of Proceeds." The "As Adjusted" information does not include the exercise of the Warrants, the Underwriters' Over-Allotment Options or the options to acquire the Representative's Securities. See "Use Of Proceeds," and "Capitalization."

                                  THE COMPANY

    The Company was incorporated on July 14, 1988 under the laws of the State of Colorado under the name Protron Systems, Inc. In April, 1991, under the corporate name of Silver State Holding, Inc., the Company completed a small initial public offering in connection with its business involving the purchase and sale of real estate in the Colorado Springs, Colorado area. In March 1993, following the sale of all the real estate, the Company acquired two gaming properties in Central City, Colorado in a series of transactions in which it issued, in the aggregate, 205,800 shares of Common Stock and changed its name to Silver State Casinos, Inc. In September 1993, the Company exchanged its interest in those properties for 2,500,000 shares of common stock of Global Casinos, Inc., a Utah corporation. Between September 1993 and March 1994, the Company had no material operations. The Company has no continuing involvement or interest in any of the prior businesses.

    In March, 1994, the Company acquired from American Fashion Jewels, Inc., d.b.a. Impostors, and its affiliates (collectively "AFJ"), substantially all of the assets and properties utilized in connection with the operation of the chain of 27 Impostors retail jewelry stores and changed its name to Premier Concepts Inc. In a parallel transaction, the Company acquired certain additional leases utilized in connection with the operation of the retail businesses. Impostors' assets consisted of cash, accounts receivable, inventory, leasehold improvements, equipment, furniture, fixtures, leases, licenses, contracts, trademarks and registrations thereof, trade names, servicemarks and registrations thereof, and other miscellaneous assets having a book value of approximately $3,700,000. In consideration of the assets, the Company assumed and agreed to pay certain current and long-term liabilities, including certain bankruptcy administrative claims, post-petition liabilities, priority claims, notes payable and other accounts payable in the aggregate amount of approximately $3,147,000, and issued to the unsecured creditors of AFJ an aggregate of 27,500 shares of Common Stock. See Note 2 to Financial Statements.

    AFJ opened its first reproduction jewelry store in San Francisco, California in 1985. By 1988, Impostors had grown to ten corporate owned stores, with nine additional stores operating as Impostors licensees. Impostors began selling franchises in 1989, adding two additional corporate stores and 36 franchise locations. By 1991, the chain had grown to 43 corporate stores and 69 franchises, for a total of 112 locations. In 1992, AFJ began to experience problems in its relationships with franchisees. Many franchisees were not paying for the merchandise purchased from Impostors, or were purchasing merchandise from unauthorized sources. As a result, management began to terminate its relationships with certain franchisees for failure to comply with the terms of the franchise agreements. By the end of January, 1993, 12 franchisees had filed suits seeking in excess of $2,000,000 in damages. The amount of resources and management time devoted to defending the lawsuits interfered with operations and the Company's ability to raise new capital. On May 28, 1993, AFJ and its affiliates filed four Chapter 11 cases in the United States Bankruptcy Court for the Northern District of California, which cases were later consolidated for joint administration. The Company's acquisition of "Impostors" was confirmed by the Bankruptcy Court on March 3, 1994. Concurrently with the Company's purchase of the 27 then operating Impostors stores, the Company also acquired three additional reproduction jewelry stores from Mirage Concepts, Inc. in exchange for 20,000 shares of its Common Stock. Those stores were located in California and Arizona. See Note 2 to Financial Statements.

    The Company currently operates 35 Impostors stores, has executed leases for four additional stores scheduled to open over the next four months, and has plans to open a total of six to eight new stores in the next 12 months. See "Use of Proceeds" and "Business--Expansion Strategy."

    The Company's principal offices are located at 3033 S. Parker Road, Suite 120, Aurora, Colorado 80014. Its telephone number at that address is (303) 338-1800.

                           FORWARD-LOOKING STATEMENTS

    Certain statements contained in this Prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are thus prospective. Such statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, competitive pressures, changing economic conditions and other factors, some of which will be outside of the control of the Company.

                                  RISK FACTORS

    THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE POSSIBILITY OF THE LOSS OF THEIR ENTIRE INVESTMENT IN THE COMPANY'S SECURITIES AND, ALONG WITH EACH OF THE FOLLOWING FACTORS, CONSIDER THE INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS.

RISK FACTORS RELATED TO THE BUSINESS OF THE COMPANY

    BANKRUPTCY OF PREDECESSOR. The Impostors operations were acquired by the Company in 1994 out of a Chapter 11 bankruptcy proceeding by American Fashion Jewels, Inc. ("AFJ"), the prior owner of Impostors. In its eight-year operating history prior to the 1993 bankruptcy petition, AFJ had incurred substantial debts, operating losses and unliquidated liabilities to numerous franchisees. While the Company closed most of the unprofitable stores acquired from AFJ and believes that it has defined and adopted an operating strategy which can lead to profitable and successful operations, the Company experienced operating losses from its Impostors operations prior to the latest fiscal year and there can be no assurance that the Company's efforts to achieve sustained profitability will be any more successful than those of AFJ. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Financial Statements.

    LACK OF PROFITABLE OPERATING HISTORY. For the year ended December 31, 1994, the month ended January 29, 1995, and the fiscal year ended January 28, 1996, the Company reported operating losses of $683,641, $203,026 and $37,298, respectively. While the Company reported operating income of $326,439 for the fiscal year ended January 26, 1997, there can be no assurance that future operations will continue to be profitable. See Financial Statements.

    OPERATING LEASES; RISK OF LONG-TERM COMMITMENTS. The commercial leases covering the Company's existing 35 retail locations, combined with the four additional leases the Company has executed for new stores, in the aggregate, represent approximately $13 million in future fixed rental payments. In addition, all of the Company's store leases have provisions requiring additional payments for operating expenses, real estate taxes and additional rent based upon a percentage of sales. There can be no assurance that store revenues will be sufficient to cover the Company's unconditional future rent obligations under these leases. Further, the Company's leases expire at various dates from 1997 to 2007, and upon expiration, there can be no assurance that the Company will be able to renegotiate lease terms that are favorable to the Company, or, failing renegotiation, locate suitable replacement facilities. In addition, the Company's largest store in Union Square, San Francisco expires in the year 2001. During Fiscal 1997, this store contributed $202,825 to the Company's total net store contribution and was one of the five stores that contributed, in the aggregate, (41%) of the total net store contribution (store revenues less direct store expenses). The loss of the Union Square store or one or more of the other established retail locations could have a material adverse effect on the Company and its operations. Further, the Company's office lease was personally guaranteed by four of the members of the Company's Board of Directors at the time it was executed. See "Certain Transactions--Lease Guarantee" and Notes 5 and 6 to Financial Statements.

    Additionally, the Company plans to lease and open six to eight additional retail stores over the next 12 months, of which four locations are already under lease commitment. While the Company has developed criteria utilized in identifying new store sites, the Company has no way of predicting with certainty whether any new location will support a profitable retail store. As a result, the Company's expansion activities represent a substantial risk that the Company will commit itself to new leases for locations which will prove to be unprofitable. See "Business--Business Strategy."

    ADDITIONAL CAPITAL REQUIREMENTS; POSSIBLE ADDITIONAL DILUTION. It is probable that the Company will require additional capital in the future to finance its business activities. The Company's future plans include remodeling the Company's existing stores and leasing, equipping and stocking new retail locations during fiscal 1998. The Company also plans to heighten its merchandizing efforts through the various home shopping networks and the development and marketing of the Company's product catalogue. It is likely that proceeds from this offering will be below the funding necessary for the Company to fully develop its business strategy. Additional capital, to the extent needed, may be obtained through borrowings or by additional equity financing. Future equity financing may occur through the sale of either unregistered common stock in exempt offerings or through the public offering of registered equity securities. In any case, such additional equity financing may result in additional dilution to investors. The Company has no arrangements for the acquisition of additional capital, and there can be no assurance that any additional capital, funding or revenues can be satisfactorily arranged. See "Business," "Use of Proceeds," and "Risk Factors Related to the Offering."

    SEASONALITY; FLUCTUATIONS IN CAPITAL DEMANDS. The Company's business is highly seasonal with its mall locations generating nearly 20% of their business during the Christmas holiday season. The Company's 17 tourist locations are less sensitive to the effect of the holiday season, however, on a store-by-store basis, they do experience fluctuations based upon such factors as seasonal economic conditions, transportation costs and other factors effecting tourism in their particular locations. This seasonality results in higher demand for working capital at certain times of the year. Also, interim operating results are not necessarily indicative of the Company's results of operations or financial conditions on an annualized basis. The Company cannot accurately predict the potential adverse effect of seasonality on its business, and there can be no assurance that the Company can acquire or develop additional retail locations in counter-seasonal locales or cultivate innovative marketing campaigns which will balance out the potential adverse consequences. See "Business--Seasonality."

    MANAGEMENT'S LACK OF VOTING INFLUENCE. The Company's President, Sissel B. Greenberg, owns only 2,600 shares of Common Stock, which represents less than 1% of the total issued and outstanding shares. All of the Company's officers and directors as a group own only 5,600 shares, or approximately 1% of the total outstanding shares of Common Stock. Even giving effect to the exercise of their outstanding options, the Company's officers and directors as a group will exercise voting control over only 4.8% of the Company's outstanding shares of Common Stock following completion of this offering. As a result of this lack of voting influence as shareholders, there can be no assurance that the Company's officers and directors will be able to implement the plans and strategies described in this Prospectus. Further, it is possible that shareholders with greater voting influence could initiate actions which could be adverse to those plans or hostile to current management. See "Security Ownership of Management and Principal Shareholders."

    LIMITED LIQUIDITY AND CAPITAL RESOURCES. The operation of numerous retail locations is very capital intensive, particularly during the holiday season. In the past, the Company has operated on limited capital resources and has depended primarily on funds generated from stock sales and short-term loans from its shareholders and other short-term funding sources to make up any working capital shortfalls. There can be no assurance that funds necessary for operations can be generated from future stock sales and short-term loans from related parties and/or other investors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    RISK OF LEVERAGE AND DEFAULT. All of the Company's assets are encumbered by debt, the service of which requires a substantial portion of the net cash flow generated by the Company's operations. Of the proceeds of this offering, $1,220,000 has been allocated to reduce the Company's secured debt including retiring the

Convertible Notes. Future losses from operations may impair the Company's ability to service its remaining debt and retire it in accordance with its terms. Should the Company default under any of its secured debt, a creditor could foreclose against the Company's assets and effectively force the cessation of the Company's business. See "Use of Proceeds" and Note 4 to Financial Statements. Further, the Company's leveraged position impairs its ability to obtain additional financing to fund working capital requirements, capital expenditures or other purposes, renders the Company more vulnerable to extended economic downturn, restricts the Company's ability to make acquisitions or otherwise exploit business opportunities, and limits the Company's flexibility to respond to changing economic conditions.

    NEW BUSINESS AND LIMITED RETAILING EXPERIENCE. The Company has only been engaged in the business of marketing and retailing high-end fashion and reproduction jewelry since March, 1994. Certain of the Company's management does not have prior retailing experience. As a result, the Company has only limited experience in the merchandizing of fashion and reproduction jewelry, and there can be no assurance that its intended activities will be successful or result in profitable operations. It is also impossible to predict what effect, if any, fluctuations in the United States or worldwide economy will have on such industry. See "The Company" and "Business."

    DEPENDENCE UPON MANAGEMENT. The Company's future success depends in a large part on the continued service of its President, Sissel B. Greenberg, and to a lesser extent on its marketing, sales and promotional personnel, as well as on its ability to continue to attract, motivate and retain highly qualified employees. Although the Company provides employees with the opportunity to acquire equity in the Company pursuant to Incentive Stock Options granted under the Company's 1993 Stock Incentive Plan, its key employees may nevertheless voluntarily terminate their employment with the Company at any time. The loss of the services of key personnel could have a material adverse effect upon the Company's operations and marketing efforts. While the Company has a written employment contract with its President, Sissel B. Greenberg, which expires on June 20, 1999, there can be no assurance of her continued service to the Company. The Company does not have key person life insurance covering its management personnel or other key employees. See "Management."

    COMPETITION. The Company faces significant competition from numerous organizations throughout the country, and world-wide, which offer fashion and reproduction jewelry, many of which possess significantly greater resources than the Company and in many cases greater retailing expertise. Indirectly, the Company competes against retailers of fashion jewelry on the low end and fine jewelry on the upper end of the jewelry market. Within the faux jewelry industry, the Company competes against department stores, some of whom have significantly greater resources and retailing experience than the Company, as well as other businesses which function exclusively as specialty retailers of faux jewelry. The Company competes against these specialty retailers not only in its sources of supply but also in locations for its retail stores. The Company may suffer a competitive disadvantage due to its limited resources and lack of retailing experience. See "Business--Competition."

    RISK OF INFRINGEMENT. A significant portion of the Company's products represent jewelry designs or concepts copied or inspired by fine jewelry developed and sold by famous designers. While most jewelry designs are not protected by copyright or trademark law, on occasion a particular design may be subject to a design copyright or trademark registration obtained by the original designer. Due to the magnitude of the number of the Company's products, it is impracticable for the Company to research each jewelry design that it purchases for resale to determine whether or not there may exist a copyright or trademark registration preventing its unauthorized copy. While the Company has developed certain merchandizing and purchasing methodologies which minimize the risk, there can be no assurance that from time to time the Company will not inadvertently infringe upon the intellectual property rights of third parties. Under these circumstances, the Company may be subject to liability to the owner of the design copyright or trademark to disgorge the Company's profits earned from sales of the particular product, or in the alternative, liability for statutory damages under copyright laws. See "Business--Intellectual Property."

    NO PROPRIETARY ADVANTAGE. Neither the design nor concept of any of the Company's jewelry is subject to protection by the Company under applicable copyright, trademark or trade secret laws. As a result, the Company holds no proprietary advantage over others competing in the faux jewelry markets. See "Business--Intellectual Property."

    NO FIRM CONTRACTS FROM SUPPLIERS OR MANUFACTURERS. The Company does not have any written contracts with any of its suppliers or manufacturers or commitments from any of its suppliers or manufacturers to continue to sell products to the Company. As a result, there is a risk that any of the Company's suppliers or manufacturers may discontinue selling their products to the Company for any reason. Although the Company believes that it could establish alternate sources for most of its products, any delay in locating and establishing relationships with other sources could result in product shortages and back orders for the product, with a resulting loss of revenues to the Company. See "Business--Suppliers and Vendors."

    LICENSING AND OTHER GOVERNMENTAL REGULATION. For each retail location operated by the Company, it is necessary for the Company to apply for and obtain certificates of authority, permits and other licenses from state and local governmental authorities permitting and/or controlling the Company's operation of one or more retail stores in the particular state and/or municipality. Each governmental jurisdiction has its own regulatory requirements which can impose additional reporting requirements and costs. While the Company has been able to obtain all necessary certificates, permits and licenses in the past, there can be no assurance that future changes in governmental regulation or the adoption of more stringent requirements may not have a material adverse impact upon the Company's future operations. See "Business-- Properties."

    EXPANSION INTO FOREIGN MARKETS. Although the Company intends to expand its wholesale distribution into foreign markets, there can be no assurance that the Company can open markets on a timely basis or that such new markets will prove to be profitable. Significant regulation and legal barriers must be overcome before marketing can begin in any foreign market. Also, before marketing has commenced, it is difficult to assess the extent to which the Company's products and sales techniques will be successful in any given country. In addition to significant regulatory barriers, the Company may also expect problems relating to entering new markets with different cultural bases and legal systems from those encountered in the past. See "Business--Marketing and Distribution." Moreover, expansion of the Company's operations into new markets may entail substantial working capital and capital requirements associated with regulatory compliance. The Company intends to spend a portion of the proceeds of this offering for the purpose of expansion into foreign markets. See "Use of Proceeds."

    EFFECT OF EXCHANGE RATE FLUCTUATIONS. The Company intends to expand its activities in foreign countries, both with respect to inventory purchases and retail sales. As a result, exchange rate fluctuations may have a significant effect on its sales, costs and gross margins. Further, if exchange rates fluctuate dramatically, it may become uneconomical for the Company to establish or continue purchasing or selling activities in certain countries. See "Business--Other Marketing and Distribution Channels."

    CONFLICTS OF INTEREST AND RELATED PARTY TRANSACTIONS. The Company has entered into certain transactions with its former and current officers, directors and principal shareholders relating to the issuance of securities and an office lease. There was the potential for conflicts of interest from these transactions. The Board of Directors has determined that any future transactions with officers, directors or principal shareholders will be approved by the disinterested directors and will be on terms no less favorable than could be obtained from an unaffiliated third party. See "Certain Transactions" and "Security Ownership of Management and Principal Shareholders."

    LIMITATION OF DIRECTORS' LIABILITY. The Company's Articles of Incorporation provide, as permitted by Colorado law, that its directors shall have no personal liability for certain breaches of their fiduciary duties to the Company. This provision may reduce the likelihood of derivative litigation against directors and may discourage shareholders from bringing a lawsuit against directors for a breach of their duty. In addition, the Company's Bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Colorado law. See "Management."

    MANAGEMENT OF GROWTH. If the Company is successful in increasing demand for the Company's products, of which there can be no assurance, growth of the Company could create certain additional risks. Rapid growth can be expected to place a substantial burden on the Company's management resources and financial controls. The Company's ability to manage its growth effectively will require the Company to continue to implement and refine its operational, financial and information management systems and to train, motivate and manage its employees. The Company's ability to attract and retain qualified personnel will have a significant affect on the Company's ability to establish and maintain its position in the market, and failure of the Company to manage its growth effectively could have material adverse effects on the Company's results of operations. See "Management."

RISK FACTORS RELATED TO THIS OFFERING

    OFFERING PRICES ARBITRARILY DETERMINED. The offering price of the Common Stock and Warrants and the Warrant Exercise Price and other terms of the Warrants being offered hereby were determined by negotiation between the Company and the Representative and are not necessarily related to the Company's assets, book value or financial condition, and may not be indicative of the actual value of the Company. See "Underwriting."

    BROAD DISCRETION IN APPLICATION OF PROCEEDS; UNSPECIFIED ACQUISITIONS. Of the approximate $3,486,000 net proceeds from this offering, $1,500,000 will be used for store openings, some of which have been recently completed, $1,370,000 will be used to retire the $1,120,000 in Convertible Notes and to repay certain short-term debt of $250,000, $250,000 for store remodeling, and $100,000 for development of new marketing channels. The remainder will be used for working capital and other general corporate purposes. The net proceeds allocated to the development of new stores and marketing is subject to change depending upon a number of factors, including future revenue growth, the amount of cash generated by the Company's operations and the availability of desirable locations. Management believes that the availability of proceeds from this offering would enhance the Company's ability to expand its business more rapidly by taking advantage of opportunities to acquire additional retail locations, or even competitive or complementary businesses, on a favorable basis. Although the Company is not currently a party to any agreement or understanding with respect to any prospective acquisition, it has explored and continues to evaluate possible opportunities that complement the Company's business. Accordingly the Company's management will have broad discretion concerning the exact nature of the application of net proceeds of this offering. See "Use of Proceeds."

    DILUTION. At January 26, 1997, giving retroactive effect to the conversion of the Convertible Preferred Stock into 102,041 shares of Common Stock, the Company had a proforma net tangible book value of $411,411 or $.62 per share based upon 662,208 Common Stock shares outstanding. Net tangible book value per share is determined by dividing the number of outstanding shares of Common Stock into the net tangible book value of the Company (total assets less total liabilities and intangible assets). After giving effect to the sale of 1,100,000 shares of Common Stock and 1,100,000 Warrants by the Company in this offering and receipt of the estimated net proceeds therefrom, the adjusted net tangible book value at January 26, 1997 would have been $4,247,834 or $2.41 per share of Common Stock. This represents an immediate increase of $1.79 per share to current shareholders and an immediate dilution of $1.49 per share or 38% to the investors in this offering.

    NEED FOR CURRENT PROSPECTUS AND STATE BLUE SKY REGISTRATIONS. Holders of the Warrants will have the right to exercise the Warrants for the purchase of shares of Common Stock only if there is a current and effective Registration Statement and Prospectus covering the Warrants and the shares of Common Stock issuable upon their exercise, and only if the shares are qualified for sale under the securities laws of the applicable state or states. While the Company has undertaken plans to do so, there can be no assurance that a current Registration Statement and Prospectus will be in effect when any of the Warrants are attempted to be exercised. Although the Company will seek to qualify for sale the shares of Common Stock underlying the Warrants in those states in which the securities are to be offered, no assurance can be given that such qualification will occur. The Warrants may be deprived of any value if a Prospectus covering the shares issuable upon the exercise thereof is not kept effective and current, or if such underlying shares are not, or cannot be, registered in the applicable states. See "Description Of Securities."

    POTENTIAL ADVERSE EFFECT OF WARRANT REDEMPTION. The Warrants may be redeemed by the Company, after 12 months from the date of this Prospectus, at a price of $0.05 per Warrant upon 45 days' notice, mailed after the closing bid price of the Common Stock has equaled or exceeded 150% of the then current Warrant Exercise Price (initially $5.00 per share), for a period of 20 or more of the 30 consecutive trading days ending within 30 days preceding such notice. Warrantholders shall have exercise rights until the close of the business day preceding the date fixed for redemption. Redemption of the Warrants could force the holders to exercise the Warrants and pay the Exercise Price at a time when it may be disadvantageous for holders to do so, to sell the Warrants at the then current market price when they might otherwise wish to hold the Warrants, or to accept the redemption price, which is likely to be substantially less than the market value of the Warrants at the time of redemption. The Warrants may not be redeemed or exercised unless a Registration Statement pursuant to the Securities Act covering the underlying shares of Common Stock is current and such shares have been qualified for sale, or there is an exemption from applicable qualification requirements, under the securities laws of the state of residence of the holder of the Warrant. See "Description Of Securities."

    UNDERWRITERS' INFLUENCE ON THE MARKET. A significant number of the shares of Common Stock and Warrants may be sold to customers of the Underwriters. Such customers may subsequently engage in transactions for the sale or purchase of such securities through or with the Underwriters. Although they have no legal obligation to do so, the Underwriters from time to time in the future may make a market in and otherwise effect transactions in the Company's securities. To the extent the Underwriters do so, they may be a dominating influence in any market that might develop and the degree of participation by the Underwriters may significantly affect the price and liquidity of the Company's securities. Such market making activities, if commenced, may be discontinued at any time or from time to time by the Underwriters without obligation or prior notice. Depending on the nature and extent of the Underwriters' market making activities and retail support of the Company's securities at such time, the Underwriters' discontinuance could adversely affect the price and liquidity of the Company's securities.

    LACK OF DIVIDENDS. No cash dividend was paid for the fiscal years ended January 28, 1996 and January 26, 1997, and the Company does not intend to declare or pay any dividends on its outstanding shares of Common Stock in the foreseeable future. In March 1994, the Company distributed to its shareholders of record, pro rata, 2,409,700 shares of the common stock of Global Casinos, Inc. previously acquired by the Company in its disposition of two casino properties. See "Dividends."

    LIMITED PUBLIC TRADING MARKET FOR THE COMPANY'S COMMON STOCK. While there currently exists in the over-the-counter market a limited and sporadic public trading market for the Company's Common Stock, there can be no assurance that such a market will improve in the future, even if the Company's securities continue to be listed on NASDAQ. There can be no assurances that an investor will be able to liquidate his investment without considerable delay, if at all. If a more active market does develop, the price may be highly volatile. Factors discussed herein may have a significant impact on the market price of the shares offered. Moreover due to the relatively low price of the Company's securities, many brokerage firms may not effect transactions in the Company's Common Stock. See "Description Of Securities."

    RISKS OF PRICE AND VOLUME FLUCTUATIONS. The over-the-counter markets for securities such as the Company's Common Stock and Warrants historically have experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in the Company's industry and the investment markets generally, as well as economic conditions and quarterly variations in the Company's results of operations, may adversely affect the market price of the Company's Common Stock and Warrants.

    POSSIBLE LOSS OF NASDAQ LISTING. In order to continue to be listed on NASDAQ, the Company must satisfy certain maintenance standards applicable to all NASDAQ-listed companies which relate to the Company's assets, capital surplus and public trading price of its securities. In addition, NASDAQ, in its listing approval letter, has informed the Company that the failure to maintain the minimum initial bid price as required by applicable NASDAQ listing requirements ($3.00 per share) for the 30 consecutive calendar days subsequent to this offering may result in the immediate implementation of delisting proceedings, at which the Company will be afforded all rights specified in NASD rules. As a result, there can be no assurance that the Company's securities will continue to be listed on NASDAQ. If the Company's Common Stock and Warrants are delisted from NASDAQ, trading, if any, in those securities would thereafter be conducted in the over-the-counter market on an electronic bulletin board established for securities that do no meet NASDAQ listing requirements, or in what are commonly referred to as the "pink sheets." As a result, an investor would find it substantially more difficult to dispose of, or to obtain accurate quotations as to the price of the Company's securities, and depending upon several factors including future market price of the Common Stock, the Company's securities could become subject to the "penny stock" rules. See "Risk Factors--The Securities Enforcement and Penny Stock Reform Act of 1990."

    THE SECURITIES ENFORCEMENT AND PENNY STOCK REFORM ACT OF 1990. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure, relating to the market for penny stocks, in connection with trades in any stock defined as a penny stock. The Commission recently adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on NASDAQ and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years,
(ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. See "Certain Market Information."

    Although the Common Stock and Warrants have been approved for quotation on the Nasdaq SmallCap Market, there can be no assurance that they will remain eligible to be included on Nasdaq. In the event that the Company's Common Stock and Warrants were no longer eligible for quotation on Nasdaq, the Common Stock and Warrants could become subject to rules adopted by the Commission regulating broker-dealer practices in connection with transactions in "penny stocks." Those disclosure rules applicable to penny stocks require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized disclosure document prepared by the Securities and Exchange Commission. That disclosure document advises an investor that investments in penny stocks can be very risky and that the investor's salesperson or broker is not an impartial advisor but rather paid to sell the shares. It contains an explanation and disclosure of the bid and offer prices of the security, any retail charges added by the dealer to those prices ("markup" or "markdown"), and the amount of compensation or profit to be paid to or received by the salesperson in connection with the transaction. The disclosure contains further admonitions for the investor to exercise caution in connection with an investment in penny stocks, to independently investigate the security as well as the salesperson with whom the investor is working, and to understand the risky nature of an investment in the security. Further, the disclosure includes information regarding the market for penny stocks, explanations regarding the influence that marketmakers may have upon the market for penny stocks and the risk that one or two dealers may exercise domination over the market for such security and therefore control and set prices for the security not based upon competitive forces. The broker-dealer must also provide the customer with certain other information and must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Further, the rules require that following the proposed transaction the broker provide the customer with monthly account statements containing market information about the prices of the securities. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's Common Stock or Warrants became subject to the penny stock rules, many brokers may be unwilling to engage in transactions in the Company's securities because of the added disclosure requirements, thereby making it more difficult for purchasers of Common Stock and Warrants in this offering to dispose of their securities.

    SHARES ELIGIBLE FOR FUTURE SALE. As of April 10, 1997, 560,167 shares of the Company's Common Stock, were issued and outstanding, 502,735 of which are "restricted securities" and under certain circumstances may, in the future, be sold in compliance with Rule 144 adopted under the Securities Act. Of these restricted shares, 244,409 shares may be registered for resale by the Company in a separate Registration Statement which may go effective as early as thirty days after the date of this Prospectus. Further, concurrently with this offering, 102,041 shares of Common Stock and 483,334 Warrants are being registered for sale under the Securities Act for certain selling shareholders. In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted shares of Common Stock for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or if the Common Stock is quoted on NASDAQ or a stock exchange, the average weekly trading volume during the four calendar weeks immediately preceding the sale. A person who presently is not and who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock for at least three years is entitled to sell such shares under Rule 144 without regard to any of the volume limitations described above. Effective April 29, 1997, the two year holding period referred to above will be reduced to one year and the three year holding period referred to above will be reduced to two years.

    The Company has outstanding options and Class C Warrants exercisable to purchase, in the aggregate, 268,250 shares of Common Stock at a weighted average exercise price of $4.22 per share. The Company also has outstanding Warrants exercisable to purchase 241,667 shares of Common Stock at a price of $5.00 per share, which warrants are being registered concurrently with this offering. In addition, the Company is authorized to issue an additional 34,000 options under the Company's 1993 Stock Incentive Plan ("Incentive Plan") and an additional 60,000 options under its Employee Stock Purchase Plan ("ESPP"). The Company plans to register for sale under the Securities Act all shares issuable upon exercise of options granted under either the Incentive Plan or ESPP. Following completion of the offering covered by this Prospectus, assuming no exercise of the Underwriter's Over-Allotment Option, the Company will have outstanding Warrants exercisable to purchase, in the aggregate, 791,667 shares of Common Stock at a price of $5.00 per share, in addition to Warrants issuable upon exercise of the option granted to the Representative. See also "Options to Representative" below. The Company has undertaken to register for sale under the Securities Act all shares issuable upon exercise of those Warrants. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital in the future through the sale of equity securities. Actual sales or the prospect of future sales of shares of Common Stock under Rule 144 may have a depressive effect upon the price of the Common Stock and the market therefor.

    RIGHTS TO ACQUIRE SHARES. A total of 268,250 shares of Common Stock have been reserved for issuance upon exercise of outstanding options and warrants, all but 55,000 of which are currently exercisable. In addition, there are outstanding Warrants exercisable to purchase an aggregate of 241,667 shares of

Common Stock. The exercise prices of these options and warrants, excluding the Warrants, range between $1.875 per share and $10.00 per share, with a weighted average exercise price of approximately $4.22 per share. During the terms of the outstanding options and warrants, the last of which expire in 2003, the holders thereof will have the opportunity to profit from an increase in the market price of the Company's Common Stock with resulting dilution to the holders of the Common Stock. The existence of such options and warrants may adversely affect the terms on which the Company can obtain additional financing, and the holders of such options and warrants can be expected to exercise or convert those securities at a time when the Company, in all likelihood, would be able to obtain additional capital by offering shares of its Common Stock on terms more favorable to the Company than those provided by the exercise or conversion of such options or warrants.

    AUTHORIZATION OF PREFERRED STOCK. The Company's Articles of Incorporation, as amended, authorize the issuance of up to 20,000,000 shares of preferred stock, $.10 par value. The Board of Directors has been granted the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further stockholder approval. As a result, the Board of Directors could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to the assets of the Company upon liquidation, the right to receive dividend coupons before dividends would be declared to common stockholders, and the right to the redemption to such shares, together with a premium, prior to the redemption of Common Stock. Common stockholders have no redemption rights. In addition, the Board could issue large blocks of voting stock to fend against unwanted tender offers or hostile takeovers without further shareholder approval. The ability of the Board to issue one or more series of preferred stock without further stockholder approval could have the effect of delaying, deterring or preventing a change in control of the Company or otherwise making it more difficult for a person to acquire control of the Company. Further, the ability of the Board to so issue one or more series of Preferred Stock could have a depressive effect on the market price of the Company's Common Stock. See "Description Of Securities."

    AUTHORIZATION OF ADDITIONAL SHARES. The Company's Articles of Incorporation, as amended, authorized the issuance of up to 850,000,000 shares of Common Stock, of which 662,208 shares are outstanding on the date of this Prospectus. The Company's Board of Directors has the authority to issue additional shares of Common Stock and to issue options and warrants to purchase shares of the Company's Common Stock without shareholder approval. Future issuance of Common Stock could be at values substantially below the offering price in the offering and therefore could represent further substantial dilution to investors in the offering. In addition, the Board could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further shareholder approval. The Company has outstanding options and warrants exercisable to purchase in the aggregate up to 268,250 shares of Common Stock at an average exercise price of $4.22 per share. Exercise of the options will have a further dilutive effect on existing shareholders and investors in the offering. See "Description Of Securities."

    OPTIONS TO REPRESENTATIVE. In connection with this offering, the Company will sell to the Representatives, for a nominal cost, options (the "Representative's Securities") to purchase up to 110,000 shares of Common Stock and 110,000 Warrants. The Representative's Securities will be exercisable commencing one year after the date of this Prospectus and for four years thereafter, at an exercise price of 120% of the initial public offering prices of the Common Stock and of the Warrants. Holders of the Representative's Securities are given the opportunity to profit from a rise in the market price of the Common Stock with a resulting dilution of the interest of shareholders. Furthermore, the Company will grant certain registration rights with regards to the Representative's Securities and such registration could result in substantial expense to the Company. See "Underwriting--Representative's Securities."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of January 26, 1997 (i) on a historical basis and (ii) as adjusted to give effect to the conversion of the Convertible Preferred Stock, the sale of the securities offered hereby and the initial application of the estimated net proceeds therefrom. See "Use of Proceeds." This section should be read in conjunction with the financial statements and notes to the financial statements which are contained elsewhere in this Prospectus.

                                                                      JANUARY 26, 1997
                                                               -------------------------------
                                                                                     AS
                                                                  ACTUAL      ADJUSTED(1)(2)(3)
                                                               -------------  ----------------
Long term debt, less current portion.........................  $   1,792,624   $      672,624
Stockholders' equity
  Preferred Stock, $.10 par value, 20,000,000 shares
    authorized; 416,670 shares outstanding; none outstanding
    as adjusted..............................................         41,667         --
  Common Stock, $.002 par value, 850,000,000 shares
    authorized; 560,167 shares issued and outstanding;
    1,762,208 as adjusted(1).................................          1,120            3,524
  Additional paid-in capital.................................      2,316,125        5,766,386
Accumulated deficit..........................................     (1,361,507)      (1,361,507)
Total stockholders' equity (3)...............................        997,403        4,408,403
                                                               -------------  ----------------
Total capitalization.........................................  $   2,790,027   $    5,081,027
                                                               -------------  ----------------
                                                               -------------  ----------------

------------------------

(1) Adjusted to give effect to (i) the automatic conversion of the Preferred Stock into 102,041 shares of Common Stock, (ii) the sale of 1,100,000 Shares of Common Stock and 1,100,000 Warrants offered hereby for gross proceeds to the Company of $3,861,000, (iii) reduced by estimated expenses of the offering of $450,000, of which $75,000 have already been paid by the Company and (iv) the repayment of the $1,120,000 in Convertible Notes.

(2) Does not include (i) 230,000 shares of Common Stock reserved for issuance upon exercise of options which may be granted under the Company's 1993 Stock Incentive Plan, 196,000 of which are subject to outstanding and unexercised options having a weighted average exercise price of $2.55 per share, and of which 55,000 options are subject to future vesting, (ii) 60,250 shares of Common Stock reserved for issuance upon exercise of outstanding Class C Common Stock Purchase Warrants ("C Warrants") at a price of $10.00 per share, (iii) 12,000 shares of Common Stock reserved for issuance pursuant to the exercise of other outstanding options and warrants having a weighted average exercise price of $2.50 per share, (iv) 60,000 shares of Common Stock reserved for issuance pursuant to the exercise of options which may be granted under the Company's 1995 Employee Stock Purchase Plan ("1995 ESPP"), and (v) 241,667 shares of Common Stock reserved for issuance upon exercise of outstanding Warrants.

(3) Assumes no exercise of Warrants and Representative's Securities to be sold by the Company in this offering.

                                   DIVIDENDS

    No cash dividend was paid for the last two fiscal years. In March 1994, following completion of a rights offering, the Company distributed to its shareholders of record, PRO RATA, 2,409,700 shares of the common stock of Global Casinos, Inc. previously acquired by the Company in its disposition of two casino properties.

    While no decision with regard to the payment of dividends in the future has, to date, been made, the Company does not, as of the date of this Prospectus, intend to declare or pay any dividends on its outstanding shares of Common Stock in the foreseeable future. Future dividend policy is subject to the discretion of the Board of Directors, and is dependent upon a number of factors including future earnings, capital requirements and the financial condition of the Company. The rights of Common Stock shareholders to dividends shall be subject to the rights and preferences of Preferred Stock shareholders, if any, at the time the dividend is declared.

                           CERTAIN MARKET INFORMATION

PRICE RANGE OF COMMON STOCK

    The outstanding shares of Common Stock are traded over-the-counter and quoted on the OTC Electronic Bulletin Board on a limited and sporadic basis under the symbol "PMRCA." The reported high and low bid and asked prices for the Common Stock are shown below for the period through April 8, 1997. The prices presented are bid and asked prices which represented prices between broker-dealers and do not include retail mark-ups and mark-downs or any commission to the broker-dealer. The prices do not necessarily reflect actual transactions.

                                                                       BID(1)                ASK(1)
                                                                --------------------  --------------------
                                                                  HIGH        LOW       HIGH        LOW
                                                                ---------  ---------  ---------  ---------
1994
First Quarter.................................................  $    7.50  $   6.25   $  10.00   $  10.00
Second Quarter................................................       7.50      7.50      10.00      10.00
Third Quarter.................................................       7.50      7.50      10.00      10.00
Fourth Quarter................................................       5.00      5.00      10.00      10.00

1995
First Quarter.................................................         (2)        (2)        (2)        (2)
Second Quarter................................................  $    5.00  $    5.00  $   10.00  $   10.00
Third Quarter.................................................       5.00       1.25      10.00       3.75
Fourth Quarter................................................       3.75       1.875      8.125      6.25

1996
First Quarter.................................................  $    2.50  $    1.875 $    8.125 $    4.375
Second Quarter................................................       2.50       1.875      4.375      4.375
Third Quarter.................................................       3.44       2.50       5.94       4.06
Fourth Quarter................................................       2.50       2.50       3.75       3.44

1997
First Quarter (through April 8, 1997).........................  $   2.625  $    2.25  $    4.50  $    4.00

------------------------

(1) All prices have been adjusted to give retroactive effect to a one-for-five reverse stock split which was effective on December 20, 1996.

(2) No trading activity during the period.

    The bid and ask prices of the Company's Common Stock on April 8, 1997 were $2.25 and $4.00, respectively, as quoted on the OTC Electronic Bulletin Board. As of April 8, 1997 there were approximately 625 shareholders of record of the Company's Common Stock.

                  SELECTED FINANCIAL DATA AND STATISTICAL DATA

    Set forth below is selected summary financial data with respect to the Company. Financial information for the years ended January 28, 1996, and January 26, 1997, is derived from the financial statements included elsewhere in this Prospectus and is qualified by reference to such financial statements and the notes related thereto or is derived from store-level schedules not included herein.

                                                                                       YEAR ENDED     YEAR ENDED
                                                                                       JANUARY 28,    JANUARY 26,
                                                                                          1996           1997
                                                                                      -------------  -------------
STATEMENTS OF OPERATIONS DATA:
Total revenues......................................................................  $   9,069,840  $   9,773,700
Operating income (loss).............................................................        (37,298)       326,439
Income from discontinued operations.................................................        270,441         13,620
Net income (loss)...................................................................        114,219        354,524
Net income (loss) available to common shareholders..................................        114,219        341,949
Net income (loss) per common share..................................................            .23            .44
Weighted average common shares outstanding..........................................        495,800        777,408

STATISTICAL DATA: (2)
Store revenues......................................................................  $   8,957,344  $   9,739,845
Store gross margin..................................................................      6,337,334      6,941,934
Store operating expenses............................................................      4,906,077      5,237,659
Store operating profit..............................................................      1,431,257      1,704,275
Corporate overhead operating expenses...............................................      1,518,416      1,386,611
Gross margin percentage.............................................................           70.3%          71.1%
Comparable same store sales (1).....................................................      8,380,595      8,700,643
Comparable same store sales growth (1)..............................................            N/A            3.8%
Comparable same store sales per square foot (1).....................................         526.88         547.00

                                                                                         AS OF JANUARY 26, 1997
                                                                                      ----------------------------
                                                                                         ACTUAL     AS ADJUSTED(3)
                                                                                      ------------  --------------
BALANCE SHEET DATA:
  Total assets......................................................................  $  4,811,774   $  6,502,351
  Total liabilities.................................................................     3,814,371      2,093,948
  Working capital...................................................................       168,059      2,884,482
  Stockholders' equity..............................................................       997,403      4,408,403

------------------------

(1) Includes only the 26 stores open for the entire periods being compared.

(2) Based on store-level schedules and is not meant to tie to the financial statements and notes related thereto included elsewhere herein.

(3) Adjusted to reflect net proceeds from the sale by the Company in this offering of 1,100,000 shares of Common Stock and 1,100,000 Warrants at the public offering prices of $3.75 per share and $.15 per Warrant and the utilization of $1,370,000 of the net proceeds therefrom to retire the Convertible Notes and other liabilities in the amount of $250,000. See "Use of Proceeds." The "As Adjusted" information does not include the exercise of the Warrants, the Underwriters' Over-Allotment Options or the options to acquire the Representative's Securities. See "Use Of Proceeds," "Capitalization" and "Underwriting."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this report.

RETAIL FISCAL YEAR

    The method of financial reporting is a fifty-two to fifty-three (52-53) week fiscal year ending on the last Sunday in January of each year. Likewise, reporting quarters end on the Sunday closest to the calendar end of April, July and October. Each reporting quarter contains 13 weeks of operations.

LIQUIDITY AND CAPITAL RESOURCES

    Approximately 20% of the Company's business is generated during the Christmas holiday season. The Company's cash position will therefore be the highest at the end of December as compared to any other month of the year, and tends to decrease during the first, second, and third quarters of the fiscal year. On June 24, 1996, the Company successfully completed a bridge financing in which it sold an aggregate of 416,670 shares of Series A Convertible Preferred Stock and Class B Warrants entitling the holders to purchase 41,667 shares of Common Stock, realizing net proceeds of $225,000. These proceeds were primarily used to finance the remodeling projects for the St. Louis and Tucson locations, to partially finance the completion of a new store in the Park Meadows Mall in Denver, Colorado, and to purchase various fixtures and equipment associated with improvements for other existing locations.

    On December 27, 1996, the Company consummated the sale of $1,120,000 in Convertible Promissory Notes and 200,000 Class B Warrants, realizing net proceeds of $1,041,600. From the net proceeds, the Company utilized $624,325 to redeem from certain former securityholders an aggregate of 189,180 shares of Common Stock and 32,500 Class C Warrants. This redemption was necessary to facilitate the Company's proposed secondary financing and concurrent listing of its securities on the Nasdaq Stock Market. The Convertible Notes bear interest at the rate of 12% per annum, payable quarterly and are convertible into shares of Common Stock, at the option of the holder, at a conversion rate of $2.80 per share. However, if (i) the Company fails to complete a public offering of its securities by June 30, 1997 or (ii) the principal balance of the Convertible Notes is not repaid by the Company by their Maturity Date, the conversion value is reduced to $1.00 per share. The Company has agreed to repay the Convertible Notes from the proceeds of this offering. Unless earlier converted or repaid, the Convertible Notes mature and become due and payable on December 26, 1999. The obligation of the Company to repay the Convertible Notes is secured by a subordinated security agreement covering all of the Company's tangible and intangible assets.

    The Company used the remaining proceeds from the Bridge Note Financing to pay the accrued cost incurred in the Company's opening of five new stores during the fourth quarter, and for working capital. The proceeds of the Bridge Note Financing were not sufficient to meet all of the Company's capital commitments for its six additional new stores which have opened since November, 1996 and four additional stores that are scheduled to open over the next four months. Those capital commitments will require additional financing which a portion of the proceeds of this offering have been allocated to satisfy. See "Use of Proceeds."

    The increases in accounts payable of $861,590, from $291,905 at January 28, 1996 to $1,153,495 at January 26, 1997 reflect expenses for new store construction and existing store remodels that were completed during the last six months of fiscal 1997, expenses to purchase fixtures and equipment, to finance the increase in inventories for new stores opened in fiscal 1997 and three new stores opened in February, 1997 and to finance deferred offering costs.

    As a result, the Company's cash position decreased by $115,623 from $327,198 at January 28, 1996 to $211,575 at January 26, 1997.

    During fiscal 1997, the Company continued its efforts to liquidate its common stock position in Global Casinos, Inc. Therefore, marketable securities decreased from $45,113 at January 28, 1996 to $6,813 at January 26, 1997. Management intends to liquidate its remaining securities holdings as allowed by general market conditions.

    During fiscal 1997, the Company invested $1,332,575 in property and equipment. Approximately $1,027,000 of this investment represents leasehold improvements and costs of equipment and fixtures in connection with new store projects completed in Denver, Colorado, Bellevue, Washington, six new stores opened since November, 1996 in Florida and New Jersey, and three new stores opened in February, 1997 in Florida and Nevada. Approximately $186,000 of this investment represents leasehold improvements and costs of equipment and fixtures in connection with three existing locations remodeled in San Mateo, California, St. Louis, Missouri, and Tucson, Arizona. Approximately $75,000 represents investments in corporate office improvements and purchases of furniture and fixtures in connection with the relocation of the corporate office in January, 1996. The remaining approximately $44,000 represents minor improvements and maintenance of other existing store locations.

    Therefore, property and equipment, net of accumulated depreciation, increased $1,056,212, from $977,727 at January 28, 1996, to $2,033,939 at
January 26, 1997. At January 26, 1997, the Company's trademark assets were $87,833 net of accumulated amortization, which represented the goodwill associated with the Impostors trademark and other intellectual property acquired as part of the purchase of the Impostors' assets in February, 1994.

    As of January 26, 1997, the Company had total outstanding liabilities of $3,814,371 compared to $1,994,590 at January 28, 1996, representing an increase of $1,819,781 which was due to an increase in current liabilities of $739,941 from $1,178,567 at January 28, 1996 to $1,918,508 at January 26, 1997 and the
result of the $1,120,000 Convertible Promissory Notes executed on December 27, 1996. During fiscal 1997, management continued its efforts to purchase larger quantities of inventories to maintain favorable inventory costs and to increase inventory levels to accommodate the opening of the six new locations which occurred in the months of August, November and December. As a result of the foregoing, and the fiscal 1997 increase in accounts payable of $861,590 as discussed above, working capital decreased by $515,113 from $683,172 at January 28, 1996 to $168,059 at January 26, 1997.

    The amount borrowed from related parties was $74,420 at January 26, 1997 which reflects a reduction of $24,459 from the January 28, 1996 figure of $98,879. During the 1997 fiscal year the Company also reduced other short- and long-term notes by $181,663. However, other notes payable increased from $1,138,766 at January 28, 1996 to $2,055,936 at January 26, 1997, which increase was due to the execution of the $1,120,000 Convertible Promissory Notes executed on December 27, 1996. As of April 1, 1997, the Company was in arrears in the payment of three notes totaling, in the aggregate, $195,500. Management has been in discussions with the three noteholders and plans to retire these three notes with the proceeds from this offering.

    Other than the $1,120,000 Convertible Notes, the largest portion of the Company's long-term debt is comprised of a $635,000 promissory note, which note carries interest at the rate of 10% per annum, requires monthly interest payments of approximately $5,300 and is due February 22, 1998. The note is secured by the Company's assets. As a result of the Company's net income for the fiscal year ended January 26, 1997 of $354,524, the accumulated deficit decreased from $1,716,031 at January 28, 1996 to a deficit of $1,361,507 at January 26, 1997. However, although the Company's equity increased by the $225,000 proceeds realized from the bridge offering in June, 1996, the December 27, 1996 repurchase of 189,180 common shares as discussed above for a total consideration of $624,325, resulted in a net reduction of stockholders' equity in the 1997 fiscal year from $1,042,204 at January 28, 1996 to $997,403 at January 26, 1997.

    Net cash provided by operating activities improved for the fiscal year ended January 26, 1997 to $1,093,363 as compared to net cash provided by operating activities of $284,890 for the fiscal year ended

January 28, 1996. The principal cause of the change in cash flow generated by operations for the fiscal years ended January 26, 1997 and January 28, 1996 was the increase in accounts payable and other accrued liabilities of $901,609 and $99,834. The improvement in cash generated by operations also reflects the reduction of overhead costs by approximately $132,000, and an improvement from an operating loss for the fiscal year ended January 28, 1996 of $37,298 to an operating income of $326,439 for the fiscal year ended January 26, 1997.

    During the fiscal year ended January 26, 1997, the Company invested $1,332,575 in capital equipment, which reflects the investments in leasehold improvements, furniture and equipment discussed above.

    Net cash provided by financing activities for the fiscal years ended January 26, 1997 and January 28, 1996 was $123,589 and $36,281, respectively. The change of $87,308 represents the net effect of the Company obtaining additional financing during fiscal 1997 of approximately $1,345,000 from a $225,000 convertible preferred stock offering in June, 1996 and the issuance of convertible promissory notes of $1,120,000 on December 27, 1996. As discussed above, $624,325 of the funds were utilized to repurchase 189,180 shares of common stock to facilitate the Company's listing on the NASDAQ Stock Market. The remainder of the funds were used to finance the Company's retail chain expansion, and to fund a portion of the Company's deferred offering costs of $425,423 at January 26, 1997.

    The foregoing resulted in a decrease in the Company's cash position of $115,623 from $327,198 January 28, 1996 to $211,575 at January 26, 1997

    At January 26, 1997, the Company had a net operating loss carryforward ("NOL") for federal tax purposes of approximately $298,000 that may be utilized to offset future profits. Due to the public offering, the usage of the NOL will be limited under Section 382 of the Internal Revenue Code.

    As mentioned above, during the months of August through December, 1996, the Company opened six additional retail locations. These locations are at the Park Meadows Mall in Denver, Colorado, the Coastland Center in Naples, Florida, Sawgrass Mills in Sunrise, Florida, Bayside Marketplace in Miami, Florida, Menlo Park in Edison, New Jersey, and Garden State Plaza in Paramus, New Jersey. In addition, during the month of February, 1997 the Company opened three additional locations, one at the Rio Hotel and Casino in Las Vegas, Nevada, one at Beachplace, Fort Lauderdale, Florida, and one location at Miami International Mall in Miami, Florida. The Company has executed four additional leases to open new locations in the second quarter of fiscal 1998. These stores will be located in Orange County, California, Ft. Lauderdale, Florida and Washington, DC. Other sites are currently being evaluated. Depending on location and size, the opening of a new retail location represents an aggregate capital commitment of approximately $100,000-$200,000 which includes leasehold improvements, furniture, fixtures, equipment and inventory.

    The Company intends to use the proceeds from this offering to retire $1,120,000 in Convertible Notes and $250,000 in other long- and short-term obligations. The balance of offering proceeds will be used to fund the growth of its retail chain and take advantage of other distribution opportunities such as direct mail, home shopping and internet distribution. However, since the Company's ability to sustain profitability in the future depends, to a large extent, upon realizing economies from expansion without proportionate increases in general and administrative expenses, the largest use of the proceeds from the financing will be utilized to expand the number of stores to approximately 42 within the next 8 to 12 months. The Company believes the proceeds from this offering, along with cash flow generated by operations will be sufficient to meet the Company's capital needs over the next 12 months.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated, the percentage relationship between selected items in the Statements of Operations to revenues:

                                                               FISCAL YEAR ENDED JANUARY     FISCAL YEAR ENDED JANUARY
                                                                        28, 1996                      26, 1997
                                                              ----------------------------  ----------------------------
Total revenues..............................................   $ 9,069,840          100%     $ 9,773,700          100%
Cost of goods sold..........................................     2,690,658         29.7%       2,823,733         28.9%
Gross margin................................................     6,379,182         70.3%       6,949,967         71.1%

Operating expenses..........................................     6,416,480         70.7%       6,623,528         67.8%
Operating income (loss).....................................       (37,298)        (3.1)%        326,439          3.3%
Other income (expenses), net................................      (279,924)            nil         6,465          nil
Income tax benefit..........................................       161,000          1.88  %        8,000             nil
Income (loss) before discontinued operations................      (156,222 )        (1.7  )%      340,904          3.5  %
Net income available to common shareholders.................       114,219           1.3  %      341,949           3.5  %
Net income per common share.................................           .23                           .44

RESULTS OF OPERATIONS--FISCAL 1997 COMPARED TO FISCAL 1996

    The Company's revenues increased from $9,069,480 for the period ended January 28, 1996 to $9,773,700 for the fiscal year ended January 26, 1997, an increase of $704,220 or 7.8%. The Company's revenues of $9,773,700 reflect the 26 retail locations that were open for the entire fiscal year and the additional six locations opened during the third and fourth quarter of fiscal 1997. In August, 1996, the Company opened its 27th location at the new Park Meadows Mall in Denver, Colorado. In November, 1996, the Company opened three additional locations, at the Coastland Center in Naples, Florida, at Sawgrass Mills, Sunrise, Florida, and at the Bayside Galleria in Miami, Florida. In December, 1996 the Company opened two locations in New Jersey, one at Garden State Plaza, in Paramus, New Jersey and one location at the Menlo Park Mall in Edison, New Jersey.

    During fiscal 1997, management's focus was to a large extent directed on the expansion of the Company's retail chain and also on the Company's secondary financing. As a result, wholesale revenues decreased in the period from $111,033 at January 28, 1996 to $33,856 at January 26, 1997, a decrease of $77,177. Upon completion of the proposed financing, management expects to devote additional personnel and resources to develop its wholesale business. However, for the next twelve months, the wholesale business is expected to remain a small percentage of the Company's total revenues.

    For the fiscal year ended January 26, 1997, the Company's same store sales (consisting of 26 stores) increased by 3.8% or approximately $320,000. The same store sales increase can be attributed to a continued improvement in the Company's merchandising strategy, focusing mainly on high quality, designer inspired jewelry collections, and the remodeling of three locations in fiscal 1997.

    Although management expects that same store sales will continue to increase in the future, especially as existing stores are remodeled and refixtured, it is anticipated that any material future increase in total sales will depend on the Company's ability to expand its number of stores. The Company expects that over the next twelve months planned store expansion will not require a proportionate increase in corporate overhead expenses.

    For the fiscal year ended January 26, 1997, cost of goods sold was $2,823,733, and the gross margin was $6,949,967, or approximately 71.1%. For the fiscal year ended January 28, 1996, cost of goods sold was $2,960,658, and the gross margin was $6,379,182, or approximately 70.3%. Included in cost of goods sold are inventory shrinkage of $51,723 and $84,292 for the fiscal years ending January 28, 1996 and January 26, 1997, respectively. Management attributes the improvement in gross margin of 0.8% to less promotional activity and improved buying opportunities offering lower merchandise costs.

    Selling, general and administrative expenses were $6,079,410 and $6,330,097 for the fiscal years ended January 28, 1996 and January 26, 1997, respectively. As a percentage of revenues, selling, general and administrative expenses decreased from 67.0% in fiscal 1996 to 64.8% in fiscal 1997. The percentage decrease reflects the Company's ability to add additional retail locations without a proportionate increase in corporate overhead expenses as discussed above. The majority of the selling and administrative expenses are comprised of personnel expenses which amounted to $2,898,069 and $2,945,431 in fiscal 1996 and fiscal 1997 respectively. The other major operating expense category is occupancy costs, which was $1,974,316 and $2,067,726 for the fiscal years ending January 28, 1996 and January 26, 1997, respectively. Depreciation and amortization expense was $337,070 and $293,431 for fiscal 1996 and fiscal 1997, respectively. The decrease of $43,639 is representative of a reduced depreciable asset base, and the addition of new stores late in the fiscal 1997 year.

    Included in selling, general and administrative expenses are corporate overhead expenses in the amount of $1,386,611 and $1,518,416 for the fiscal years ended January 26, 1997 and January 28, 1996, respectively, which represents a decrease of $131,715. As a percentage, corporate overhead expenses decreased from 16.7% of revenues in fiscal 1996 to 14.2% for fiscal 1997. The Company attributes the decrease in corporate overhead expenses to lower personnel and occupancy costs realized from the relocation of the corporate offices from California to Colorado in January, 1996.

    As a result of the foregoing, the Company's operating results improved from an operating loss of $37,298 for the year ended January 28, 1996 to an operating profit of $326,439 for the year ended January 26, 1997, an improvement of $363,737 over the prior year.

    Net interest expense was $116,722 and $108,180 for the fiscal years ended January 26, 1997, and January 26, 1996, respectively. The increase of $8,542 represents additional interest expense incurred from the execution of the $1,120,000 convertible notes on December 27, 1996, which interest is 12% or approximately $11,200 per month. As discussed above, the Company utilized the majority of the net proceeds from this financing to repurchase 189,180 common shares for a total purchase price of $624,325, while the remainder of $417,275 was used to finance new store expansion. The Company's gain on marketable securities of $12,264 at January 26, 1997 compared to a loss of $182,643 at January 28, 1996 related to the Company's holdings in Global Casinos, Inc. During fiscal 1997, the Company sold most of its holdings of these securities, and intends to liquidate its remaining position as market conditions permit.

    For the fiscal year ended January 26, 1997, the Company recorded gains on settlements of $55,626. Gains on settlements includes a gain of approximately $25,000 which represented a final settlement of a recorded liability and funds held in escrow that were used to satisfy certain liabilities to unsecured creditors of the predecessor company. Gains in settlements also includes gains from debt settlements of approximately $26,000 realized from settlements with former franchisees.

    For the fiscal year ended January 26, 1997, other income was $55,297 compared to $10,889 for the same twelve month period in fiscal 1996. Other income also included $25,000 in license fees from three former franchisees who operate five independent Impostors locations. These former franchisees have executed license agreements with the Company which entitle them to use the Impostors name to operate their stores for one year. The license fee for one store is $5,000 annually, which agreements may be renewed annually at the Company's discretion. The Company recently renewed these agreements to extend until February 1, 1998. As a result of the foregoing, income before discontinued operations, net of income tax benefit was $340,904 compared to a loss of $156,222 for fiscal 1996.

    During fiscal 1997, the Company had no income tax expenses on income before taxes of $354,524. The zero tax effect was the direct result of a decrease in the Company's deferred tax valuation allowance from January 28, 1996 to January 26, 1997 (see Note 7 to the Financial Statements). Assuming that the Company did not have a deferred tax valuation allowance at January 28, 1996, the Company's income tax expense for fiscal 1997 would have been approximately $128,000. The Company's net deferred tax asset at

January 26, 1997 was $110,000 and is partially offset by a valuation allowance of $71,000. The Company will continue to evaluate its net deferred tax asset allowance based upon the results of future operations.

    Income from discontinued operations of $13,620 and $270,441 for fiscal 1997 and fiscal 1996, respectively, represents negotiated settlements with creditors relating to the Company's previous gaming operations.

    Based on the foregoing, the Company reported a net income available to common shareholders of $341,949 for the fiscal year ended January 26, 1997, which translates to a net income per share of $.44 based on weighted average shares outstanding of 777,408. For the fiscal year that ended January 28, 1996, net income available to common shareholders was $114,219 or $.23 per share, based on 495,800 weighted average shares outstanding.

    The Company's continued profitability will depend on the Company's ability to further expand its number of retail locations in profitable markets, its ability to generate favorable lease cost/sales ratios, its ability to continue to control overhead expenses and its capability to take advantage of other distribution opportunities.

    Other than the foregoing, management knows of no trends, or other demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in a material impact on the income and expenses of the Company.

IMPAIRMENT OF LONG-LIVED ASSETS

    In March 1996, the Financial Accounting Standards Board issued a statement entitled "Accounting for Impairment of Long-Lived Assets." In the event that facts and circumstances indicate that the cost of assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future discounted cash flows associated with the asset would be compared to asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. Adoption of FAS 121 had no effect on the January 26, 1997 financial statements.

STOCK-BASED COMPENSATION

    In October 1995, the Financial Accounting Standards Board issued a new statement titled "Accounting for Stock-Based Compensation" (FAS 123). The new statement is effective for fiscal years beginning after December 15, 1995. FAS 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on fair value. Companies that do not adopt the fair value accounting rules must disclose the impact of adopting the new method in the notes to the financial statements. Transactions in equity instruments with non-employees for goods or services must be accounted for on the fair value method. The Company has elected not to adopt the fair value accounting prescribed by FAS 123 for employees, and will be subject only to the disclosure requirements prescribed by FAS 123.

                                    BUSINESS

OVERVIEW

    Operating under the name "Impostors," Premier Concepts, Inc. (the "Company") specializes in the marketing and retailing of high-end reproduction jewelry ("faux jewelry") and 14 karat gold jewelry with cubic zirconia and other synthetic stones. Through its national chain of 35 currently operating retail stores, the Company sells jewelry that emulates classic fine jewelry as well as pieces designed by famous jewelers such as Tiffany & Co.-Registered Trademark-, Cartier-Registered Trademark-, Bulgari-Registered Trademark- and Harry Winston. The Company's product line also includes replicas of jewelry owned by Princess Diana, The Duchess of Windsor, Elizabeth Taylor and other celebrities. The Company's faux jewelry is created with layered gold, cubic zirconia and Austrian crystal to simulate the look of fine jewelry. In June 1996, the Company introduced a new collection of genuine sterling silver jewelry featuring semi-precious and synthetic stones. The Company's products are purchased from several domestic vendors and from vendors in China, England, Hong Kong, Italy, Korea, Spain, Taiwan and Thailand.

    The Impostors stores are designed to match the elegant look of the Company's products and to provide customers with the feeling of shopping in an upscale, fine jewelry environment. The Company's stores are located in shopping malls and tourist locations. Currently, the Company's stores are located in Southern California, Northern California, the states of Arizona, Colorado, Florida, Louisiana, Maryland, Missouri, Nevada, New Jersey, Washington and in the Washington, D.C. area. The largest and most visible store is located in the prime retail area of San Francisco's Union Square. During the period from August 30, 1996, to February 15, 1997 the Company opened nine additional retail locations, bringing the current total to 35 stores. In addition, the Company has entered into leases for four new retail stores in California, Florida, and Washington, D.C., scheduled to open over the next four months.

BUSINESS STRATEGY

    In March 1994, the Company acquired out of bankruptcy substantially all of the assets and assumed certain liabilities associated with the operation of a nationwide chain of 27 faux jewelry stores which were then operating under the trademark "Impostors." In the months following the Company's entry into the faux jewelry industry, results of operations continued to deteriorate principally due to the continuing burden of excessive operating and overhead expenses, pre-petition and post-petition bankruptcy liabilities, the unprofitability of certain stores, as well as the continuation of ineffective marketing and merchandizing strategies. In June 1994, the Company hired a new president, Sissel B. Greenberg, who immediately began implementing a transition plan calculated to reverse the negative impacts of the Company's predecessor's ineffective business strategy. In furtherance of the turnaround effort, the Company has reduced overhead by moving its corporate offices from San Francisco to Denver, closed five stores due to unprofitable operations, and one store due to an expired lease, reduced debt through negotiated settlements, acquired three stores and opened 11 new stores and implemented a new merchandizing strategy. These actions have improved the Company's results of operations from an operating loss of $886,667 for the 13-month period ended January 29, 1995 to an operating loss of $37,298 for the fiscal year ended January 28, 1996, to operating income of $326,439 for the fiscal year ended January 26, 1997.

    With its turnaround strategy in place, Premier believes that it has an opportunity to become a leader in the specialty retailing segment of the market for faux and reproduction jewelry and related accessory items through a combination of internal growth and acquisitions. Its plans include adding new stores and remodeling existing stores, development of new marketing channels including multimedia and direct mail, and the marketing of its high-end jewelry reproductions and store concept internationally through licensing and distribution arrangements.

PRINCIPAL PRODUCTS

    Since inception, Impostors' merchandising strategy has evolved through several phases. Initially, the concept was based on the marketing and retailing of jewelry representing faux copies of expensive fine and designer jewelry. However, in 1993, when AFJ filed for Chapter 11 protection, Imposters redirected its focus to present the merchandise in a theme oriented style and focusing on more trendy fashion jewelry. Price points were significantly lowered for a day-in, day-out value. A significant decline in revenues and margins resulted from this program. As part of the turnaround plan, the merchandise has been refocused to designer and fine jewelry inspired faux jewelry, with more emphasis on 14 karat gold and most recently, genuine sterling silver.

    The Company's products are comprised of approximately 60% fine jewelry reproductions and emulations of merchandise inspired by classic designers such as Cartier-Registered Trademark-, Tiffany & Co.-Registered Trademark-, Bulgari-Registered Trademark- and Harry Winston, and approximately 40% of 14 karat gold featuring cubic zirconia and other synthetic stones. The jewelry ranges from solitaire rings and faux pearl necklaces to earrings, pendants and bracelets. Since the Company's products are set in layered 18 karat gold over jewelers bronze or 18 karat gold over sterling silver, the jewelry can be offered at substantially less cost than the original pieces. The use of cubic zirconia and other laboratory grown stones offers a more affordable product by emulating the look and feel of expensive gemstone jewelry. The Company recently introduced a collection of genuine sterling silver with semi-precious and synthetic stones.

    The Company offers approximately 3,000 different jewelry items, with none representing more than 10% of the Company's total annual sales. As a group, 14 karat gold items constitute the largest classification, representing 40% of total inventory. Throughout the year, individual stores offer between 1,000 and 2,000 different pieces, with certain specialty items being added from time to time for seasonal or other marketing purposes.

    Most of the Company's products are selected by the Company from existing inventory offered by vendors. However, from time to time the Company purchases exclusive items that are manufactured under special order for the Company. Because the Company's products are high-quality emulations of classic fine jewelry designs that change little from year to year, the Company has not experienced problems associated with inventory obsolescence.

REMODELING AND EXPANSION STRATEGY

    The Company has developed a new interior design to match the elegant look of its products and to provide its customers with the feeling of shopping in a high-end, fine jewelry environment. During 1995, the Company completed one interior remodel of an existing store in San Francisco, California. During 1996, the Company completed three remodelings. In addition, the Company's new stores will incorporate its new interior design.

    The Company plans to remodel six additional stores over the next 12 months, at an average estimated cost of $40,000 per store. See "Use of Proceeds." Additional remodeling activity will depend upon the availability of working capital from future operations, of which there can be no assurance. The Company also plans to open six to eight new Impostors stores in existing and new markets over the next 12 months. Since August 30, 1996, the Company has opened 11 additional retail stores and four more are planned in California, Florida and Washington, D.C., and are scheduled to open over the next four months. Other potential real estate sites in Florida, Massachusetts, Nevada and New York are currently being evaluated, although to date no leases covering additional new locations have been executed.

    In selecting and evaluating new sites, the Company has developed criteria which consider local population demographics, customer base, sales per square foot of other retailers in the area, and most significantly, location. The Company focuses on centers and malls with a heavy tourist trade. Absent a high tourist component, a regional mall would be considered only if the location offered is in a high traffic area with a mix of other fashion tenants. The Company also plans to pursue opportunities in casinos and high-profile hotels. The Company develops financial projections for any new proposed site and will reject any location where it believes break-even operations cannot be achieved within a three- to six-month period. The opening of a new retail location represents an aggregate capital requirement of approximately $100,000 to $200,000, depending on location and size, which includes initial leasehold expenses and improvements, purchases of furniture, fixtures and equipment and initial inventory costs.

    Since the Company's inventory, accounting and information systems are highly automated, it believes that it has the present capacity to handle the accounting, informational and inventory tracking needs for up to 100 stores. Current management could manage an additional eight stores with minimum increases in overhead costs, with further additions requiring increased management and other staffing.

    In addition to developing its own new store locations, the Company is continually investigating the possibility of acquiring companies in similar lines of business, including faux jewelry, fine jewelry and accessories. Potential candidates include small retail chains, companies currently engaged in multimedia faux jewelry sales, as well as former Impostors franchisees. While the Company continually investigates such acquisition opportunities, there are no substantive negotiations, arrangements, agreement or understandings with respect to any potential acquisition.

OTHER MARKETING AND DISTRIBUTION CHANNELS

    Currently, over 99% of the Company's revenues are derived from its retail store sales. The Company also has limited sales nationally and internationally through distributors and wholesalers. The Company frequently receives inquiries from overseas businesses regarding the development of wholesale and retail distribution of its concept and products in Europe as well as the Orient. Prior to this offering, the Company has had no resources to focus on this international demand and products have been sold in limited amounts to accounts in Australia, Chile, Italy and Taiwan. The Company plans to increase its international business by hiring additional persons and/or agents to represent its line of products internationally, and may use a portion of the offering proceeds for investments in inventory to service any increase in its international business, although no proceeds of this offering have been specifically allocated for this purpose. The ability of the Company to fully develop the potential offered by the international marketplace depends upon both overcoming legal obstacles and the availability of additional working capital from future operations, of which there can be no assurance.

    The Company plans to develop a catalogue which initially will be distributed through its retail stores located in tourist areas. Depending on the results of the in-store distribution, the Company may decide to broaden the catalogue distribution through direct mailings to new potential customers. The Company has also explored possible multimedia distribution of its jewelry. In October, 1996, the Company completed the development of its internet Home Page. Additionally, the Company has initiated discussions to market its concept and products to the home shopping networks, and intends, through an independent producer, to develop a "Concept Program" around its theme of designer inspired and faux jewelry. Part of this process includes the licensing of a spokesperson, who may be a celebrity, to add credibility and entertainment to the Company's product line. The Company expects to have developed its Concept Program within six to eight months following the completion of this offering, which will then be presented to primarily domestic home shopping networks. Approximately $100,000 has been budgeted for the development of these additional marketing channels. See "Use of Proceeds."

MARKET AND CUSTOMERS

    The Impostors' niche bridges the markets between costume and fine jewelry by offering high-quality reproductions of classic and designer fine jewelry and also a collection of 14 karat gold and sterling silver with cubic zirconia, semi-precious and synthetic stones. The Company's faux jewelry distinguishes itself from traditional fashion jewelry by the quality of the metals, stones and craftsmanship utilized in the design and manufacturing process. While costume jewelry is typically price-pointed in the $5 to $30 range, the majority of the Company's faux jewelry is priced in the $30 to $100 range. The 14 karat gold collection has pricepoints between $45 to $1,000, with the majority in the $100 to $400 range.

    The market for the Company's products is to a large extent defined by a knowledgeable customer's desire to have the look, feel and design of classic fine jewelry and expensive diamond and gemstone jewelry, without the cost. The Company targets women between the ages of 30 and 60 who are either purchasing jewelry reproductions in place of or to complement expensive fine jewelry, or professional women who want the look of fine jewelry but are unwilling or unable to pay the fine jewelry price tag. The Company expects this market to continue to grow in accordance with the expected increases in the number of women entering the professional workplace. The Company also expects to benefit from the maturation of the baby boomer generation who, according to the United States Census Bureau, will have reached the age of 45 by the year 2000. It has been the Company's experience that the vast majority of its retail customers are women purchasing for themselves rather than men purchasing for others.

SUPPLIERS AND VENDORS

    The Company purchases its products from vendors who have an established history of manufacturing high quality jewelry products. These vendors offer a standard product line through catalogues and trade shows, and also will manufacture certain products specially for the Company, for which the Company will typically be given a 12 to 18 month exclusivity for that item by the vendor. The Company's relationship with its vendors of high-quality product is considered a component of its strategic advantage over other competitors. The Company works closely with its vendors to constantly upgrade the quality of its products.

    The Company's products are currently being purchased 80% from domestic vendors and 20% from vendors in England, Hong Kong, Italy, Korea, Spain, Taiwan and Thailand. Most of the inventory is purchased from vendors' existing inventory and designs, while some is manufactured under special order. Orders from foreign vendors take 6 to 8 weeks to fill, with U.S. vendors delivering in approximately 3 to 4 weeks. Most domestic vendors offer the Company terms of payment of between 30 and 60 days and some offer up to 90 days, while many international vendors require either prepayment or payment prior to shipment. The Company continually investigates new sources of merchandise in order to maximize profit margins and expects to concentrate future purchases to a larger degree from vendors in the Pacific Rim. The Company considers the identity of its sources of supply to be proprietary to the extent that a product's quality, source and price bear directly upon the Company's competitive advantage. The Company does not rely on any single source of supply and could readily obtain product from new suppliers should any given source become unavailable. The Company has not experienced any difficulty in obtaining merchandise and does not anticipate any future problems or restriction of availability.

COMPETITION

    Because the Company's products address a market niche for the look and feel of fine jewelry without the cost, it experiences both indirect and direct competition from others. Indirect competition comes from costume and fashion jewelry at the low end and fine jewelry on the upper end, with the Company's faux jewelry and 14 karat gold with synthetic stones bridging the gap. The Company believes its products are superior both in design and quality to jewelry offered by traditional fashion jewelry retailers. Conversely, the Company's advantage over expensive fine gemstone and diamond jewelry is one of cost without a commensurate sacrifice in appearance or durability.

    The Company competes directly with vendors and other retailers of faux jewelry and indirectly with specialty retailers of accessories and related items. Department stores typically offer lower-end costume and fashion jewelry, or on occasion will offer higher-end faux jewelry designed by their own exclusive designers. While some department stores will have a limited offering of faux jewelry, the Company's exclusive emphasis on this specialty market niche is designed to attract the customer who has already decided to purchase faux jewelry rather than either costume jewelry or the high cost genuine piece of fine jewelry. However, the Company is not alone in this marketing approach, as there exist a few other chains of retailers offering faux jewelry in a directly competitive manner. The Company is aware of only one other business, N. Landau Hyman, that has a comparable number of specialty retail stores that focus on the sale of faux jewelry. Other specialty retailers who focus on the sale of faux jewelry include Elegant Illusions which has approximately 13 faux jewelry stores, Mystique which has 4 stores in Florida, and Diamond Essence which has 3 retail stores in New York and Chicago and a direct marketing catalogue concentrating exclusively on 14 karat gold jewelry with faux gemstones. The Company's advantage, if any, over these other retailers lies in its relationships with its vendors, some of which it considers to be highly proprietary, economies of scale offered by the Company's ability to purchase large quantities of inventory from vendors who have certain minimum quantity requirements, and in its store locations. Nevertheless, in order for the Company to continue to be competitive, it must maintain and expand its desirable store locations and continue to develop its strong vendor relations, neither of which can be assured.

INTELLECTUAL PROPERTY

    Copyrights, trademarks and trade secrets are the principal protection for the Company's products, services and reputation. The Company owns federally registered trademarks for the following names: Impostors-Registered Trademark-, Impostors De Classique Copy Jewels-Registered Trademark-, Impostors Copy Jewels-Registered Trademark-, Elegant Pretenders-Registered Trademark-, and The Latest In Faux-Registered Trademark-. All of the trademarks are considered by the Company to be valuable property rights. The protection afforded by these intellectual property rights and the law of trade secrets is believed by the Company to be adequate protection for its products and or services.

    As a reseller of emulations and copies of fine designer jewelry, the Company must avoid infringing any copyrights or trademarks claimed by the original designer. A copyright protects the manner of expression of a piece of a jewelry rather than the idea or concept behind making it. As the Company's products do not purport to be exact copies, but rather emulations inspired by other designs, the Company believes that the sale of faux jewelry does not PER SE violate the copyright interest of others. Nevertheless, if a particular jewelry design is subject to copyright protection, that copyright expires after 75 years, if owned by a corporation, or after 50 years after the creator's death, if an individual. Prior to 1988, in order for a designer to claim copyright protection to a piece of jewelry, a copyright notice would have to have been affixed to the original piece. Thus, any jewelry sold in the United States before 1988 without a copyright notice is considered to be in the public domain. However, fine jewelry designed and sold in the United States after 1988 could be subject to copyright protection without the necessity of a copyright notice on the original piece. As a result, the Company has no effective way of determining if a particular piece of fine jewelry is subject to copyright protection claimed by its original designer. It is, therefore, important for the Company to ensure that its products do not purport to be exact copies of an original, but only inspired by the original designs.

    Although infrequent, it is possible for a designer to claim trademark protection if it can establish that the customer realizes that a particular piece of jewelry comes from a particular manufacturer. In order to be claimed, however, a registered trademark indication must usually be placed on the original piece. The Company takes meticulous precaution to avoid advertising and marketing strategies that might lead to confusion in the minds of its customers as to the source or origins of its emulation jewelry.

    The Company has developed and adopted methodologies designed to prevent its infringement of the intellectual property rights of third parties; however, there can be no assurance that it will not be subject to claims for inadvertent infringement from time to time. While there have been only four instances of claimed infringement in the past, when the Company has received notice of inadvertent infringement, it has been its policy to voluntarily cease and desist selling the particular product. As an average store has more than 1,000 different items of jewelry on display and offered for sale, the Company has not experienced, and does not expect to experience, any material adverse effects on its revenues in these instances.

LICENSE ARRANGEMENTS

    The Company has granted a total of three licenses to former Impostors franchisees granting to them the right to use the Impostors trademark in a total of five retail locations for a period of one year. Each license requires the payment of $5,000 per store per year, and is renewable annually at the discretion of the Company. It is not expected that these license arrangements will represent a material portion of the Company's future activity.

EMPLOYEES AND CONSULTANT

    The Company currently has approximately 110 full-time and 120 part-time employees, of which 17 are employed in the Company's corporate offices. In addition, the Company typically hires additional part-time employees during the peak holiday season. Each retail store is staffed by a manager and assistant manager, as well as one or more sales personnel. The Company also has four area managers and one regional manager (for the East Coast). Store managers are hired and supervised by area managers. All management and staff personnel are employed directly by the Company.

    The Company believes that it currently has sufficient management to add eight additional stores over the next 12 months. Further store expansions will require additions to management and staff on a case-by-case basis. The success of future expansion will depend to a large extent on the Company's ability to attract, motivate and retain highly-qualified personnel.

    As President and Chief Executive Officer, Ms. Greenberg serves under a written employment agreement expiring on June 20, 1999. She receives a base salary of $7,500 per month, which will increase to $10,833 per month the earlier of June 20, 1997 or the completion of this offering. She is also eligible to participate in the Company's Incentive Stock Option Plan ("ISOP"). Ms. Greenberg was granted incentive stock options pursuant to the ISOP exercisable to purchase, in the aggregate, 40,000 shares of Common Stock of the Company at an exercise price of $1.875 per share, all of which are fully vested, and incentive stock options exercisable to purchase an additional 20,000 shares of common stock at a price of $2.50 per share, of which 15,000 are vested, and 5,000 will vest in March, 1998, and incentive stock options exercisable to purchase an additional 25,000 shares at a price of $3.25 per share, of which 15,000 will vest on June 20, 1997 and 10,000 will vest on June 20, 1998.

    In January 1996, the Company hired Todd Huss as its Chief Financial Officer. Mr. Huss brings with him nearly 10 years of experience as a licensed certified public accountant, primarily with KPMG Peat Marwick and nearly five years experience in the retail industry as Controller/Chief Financial Officer.

    Effective February 1996, the Company retained Jack Brandon, the former Vice-President of a 200 store portrait studio retail chain. It is expected that Mr. Brandon will devote approximately 30 to 40 hours per month on behalf of the Company, exclusive of his services as a director. Mr. Brandon also provides construction oversight services for new Impostor locations and remodels. Fees for these services are paid on a job-by-job basis, which have averaged approximately $4,000 per month.

SEASONALITY

    The Company's business is highly seasonal with its mall locations generating 20% of revenues during the Christmas holiday season. The Company's 15 tourist locations experience fluctuations, based upon such factors as seasonality, economic conditions and other factors effecting tourism in their particular locations.

PROPERTIES

    The Company currently maintains executive offices at 3033 S. Parker Road, Suite 120, Aurora, Colorado 80014. The offices consist of approximately 5,000 square feet which the Company holds under a 5-year lease expiring in the year 2001, for a rental of $5,150 per month. The lease is guaranteed by four of the Company's current and former directors. The opening of the Company's executive offices represented the culmination of a strategic plan to close its executive offices in San Francisco, California to reduce operating expenses.

    The Company's 39 current and committed retail locations are or will be operated under commercial leases with expiration dates ranging from 1997 to 2007. Store size varies from 310 to 1,200 square feet with annual sales ranging from $220,000 to $1,500,000. Each lease requires the payment of a minimum base rent and additional payments for operating expenses, taxes, insurance, in some cases, and additional rent based upon a percent of gross sales. The Company monitors on a daily basis sales, margin and inventory turn-over for each store location. This information is used not only to develop criteria for additional store expansions but also to determine acceptable parameters for lease renewals as they arise. In the ordinary course of business, the Company is continually engaged in discussions with its various commercial landlords over issues that arise from time to time under the leases. All of the Company's existing commercial retail leases are in full force and effect as of the date of this Prospectus.

LEGAL PROCEEDINGS

    The Company from time-to-time is involved in commercial disputes in the ordinary course of business with vendors, landlords and other parties which on occasion become the subject matter of litigation. At the present time, the Company is not a party to any legal proceedings outside of the ordinary course of business or which would have a material adverse impact upon the Company's operations or properties.

    During 1995 and 1996, the Company received requests for information from the U.S. Securities and Exchange Commission ("SEC") related to an investigation begun by the SEC during 1994 into various matters, including certain transactions in securities by a former officer and director of the Company. The Company has fully complied with all requests. The Company has been informed that the SEC staff intends to recommend to the Commission that an action be brought against certain persons including three of the Company's former shareholders and two of its former directors. Although there can be no assurance, the Company's present management does not believe that this investigation of the activities of these persons will have a direct material impact on the Company or its business operations.

    In the past, the Company has engaged in discussions with third parties regarding possible business combinations. The Company has been informed by one such third party that it may commence a civil action based upon a claim that there exists an enforceable agreement with the Company to effect a business combination. Since the Company has no signed agreements with any party and there exist no documents evidencing any meeting of the minds or intention to be bound to any such agreements, the Company disputes that there exists any enforceable agreement with any third party with respect to any possible business combination. While the Company cannot predict if a civil action will, in fact, be commenced, if sued the Company will vigorously defend any such action. The Company has agreed to indemnify the Underwriters and their agents and affiliates from any liability incurred in connection with any proceeding which may be brought by such third party.

CHANGES IN INDEPENDENT PUBLIC ACCOUNTANTS

    On February 16, 1995 the Company's Board of Directors approved a change in the Company's independent accountant. The change was effective February 16, 1995.

    The independent accountant who was previously engaged as the principal accountant to audit the Company's financial statements was Schumacher & Bruce. None of Schumacher & Bruce's reports for the years ended December 31, 1993 and 1992 on the financial statements of the Company contained any adverse opinion or disclaimer of opinion, or was qualified or was modified as to uncertainty, audit scope or accounting principles except the following: The report of Schumacher & Bruce dated June 9, 1994 accompanying the audited balance sheet of the Company as of December 31, 1993 and the related statements of operations, changes in stockholders' (deficit), and cash flows for the years ended December 31, 1993 and 1992 was qualified assuming that the Company would continue as a going concern. There were no disagreements between the Company and Schumacher & Bruce on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure during the past two years and through the date of the change in certifying accountants.

    The Company retained the accounting firm of Hein + Associates LLP to serve as the Company's independent accountant to audit the Company's financial statements. This engagement was effective February 16, 1995. Prior to its engagement as the Company's independent accountant, Hein + Associates LLP had not been consulted by the Company either with respect to the application of accounting principles to a specific transaction or the type of audit opinion that might be rendered on the Company's financial statements.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

    The name, position with the Company, age of each Director or executive officer of the Company is as follows:

                NAME                       AGE                               POSITION
-------------------------------------  -----------  -----------------------------------------------------------
Sissel B. Greenberg..................          38   President, Chief Executive Officer and Director

William Nandor.......................          54   Director

Jack Brandon.........................          67   Director

Simona Katz Yuffa....................          37   Director

Todd Huss............................          44   Chief Financial Officer, Secretary, Treasurer

    SISSEL B. GREENBERG, President and Chief Executive Officer since July 1994 and a Director since March, 1995. From April, 1992 to July, 1994, Ms. Greenberg was employed as Senior Financial Analyst in the investment banking department of Chatfield Dean & Company, a national broker/dealer based in Denver, Colorado. Her duties included evaluating companies for funding of equity capital, mergers and acquisition, workout plan analysis and preparation. Ms. Greenberg was actively involved in firm projects which raised in excess of $80,000,000 for small capitalization companies. From December, 1989 to April, 1992, Ms. Greenberg worked as a business consultant for small public companies in the areas of Financial Management and Strategic Planning. From November, 1987 to November, 1988, Ms. Greenberg worked as a senior supervisor of Leventhal and Horwath, a national accounting firm. From July, 1984 until August, 1987, Ms. Greenberg worked as an assistant CFO for Selmer Sande, A.S., a billion dollar international contracting company based in Oslo, Norway. Ms. Greenberg graduated from the University of Denver with a degree in Business Administration in March, 1982. Ms. Greenberg obtained her Masters in Business Administration from the University of Denver in March, 1983.

    WILLIAM NANDOR, Director. Mr. Nandor was originally retained by the Company in March, 1995, as a consultant to assist the Company with its search for new retail locations and other issues surrounding the Company's strategic growth plans. Mr. Nandor was also made a director of the Company at this time. Mr. Nandor no longer performs consulting services for the Company; however, he remains as a director. From 1987 through 1990, Mr. Nandor was employed with Gymboree Corporation, first as Vice-President of Retailing and then as President and C.E.O. While with Gymboree, Mr. Nandor spearheaded its growth from a franchised play program for parents and kids into the retail specialty arena. Under him, the retail stores grew from inception to over 40 stores. From 1990 to 1993 Mr. Nandor served as President and C.O.O. of Impostors Copy Jewelry, Inc., and during 1993 and 1994 he served as Executive Vice-President and C.O.O. of S.S.R.S. Corporation, operator of Sesame Street Retail Stores. Under his leadership, Impostors grew from 50 retail stores to over 100 locations, and S.S.R.S. saw an increase in locations, comparable store sales and profits. In addition to the Company, Mr. Nandor currently serves as a member of the Board of Directors of Lisa's Tea Treasures, Inc., a San Jose, California wholesaler and retailer of high quality tea and other related products.

    JACK BRANDON, Director. Mr. Brandon has been a director of the Company since October 1996 and a consultant to the Company, first informally since October, 1995 and formally since February, 1996. As a consultant, Mr. Brandon is actively involved with the Company's expansion and remodeling program. He has worked as a real estate, retail and construction consultant since 1995. From 1988 to 1995, Mr. Brandon served as Vice-President of Studio Development for Expressly Portraits, a large national portrait chain with locations in over 30 states. From 1980 to 1988, he served as Vice-President of Operations for Prints Plus, a mall-based national print and frame retailer with over 100 stores throughout the United States.

From 1975 to 1980, he was Senior Vice-President of Atherton Industries, which operated over 200 retail clothing stores.

    SIMONA KATZ YUFFA, Director. Ms. Yuffa has been a director since October, 1996. Since April, 1996, Ms. Yuffa has been the Chief Financial Officer, Director and principal shareholder of Dazbog Coffee Company, a company which she formed and organized specializing in custom roasting and distribution of coffee equipment and accessories. Since 1990, she has also been a director and officer, and since 1992, controller, of Shoe Biz, Ltd., a retail western boot chain, where she is responsible for corporate operations and finance. From 1989 to 1992, Ms. Yuffa was controller of American Water Development, Inc., where she was involved with corporate finance and fundraising. From 1981 to 1989, she practiced as a Public Accountant, auditing publicly-held companies and specializing in litigation consulting. Ms. Yuffa graduated with high distinction from Colorado State University with a Bachelor of Science degree in Business Administration and received her license as a Certified Public Accountant in the State of Colorado in 1982 and practiced in that capacity until 1994.

    TODD HUSS, Chief Financial Officer, Secretary, Treasurer. Mr. Huss has been the Chief Financial Officer of the Company since January, 1996 and Secretary/Treasurer since October, 1996. Prior to joining the Company, he served as the Chief Financial Officer for Gardenswartz Sportz, Inc., a privately-held corporation which owned and operated eight full service retail sporting goods stores in New Mexico and Texas. Mr. Huss graduated from California State University-Long Beach in 1984, with a Bachelor of Science degree in business administration and professional accounting, and subsequently worked for KPMG Peat Marwick in its Los Angeles, California, and Albuquerque, New Mexico offices until 1991. He received his license as a certified public accountant from California in 1987, and from New Mexico in 1990.

    During the fiscal year ended January 28, 1996, three meetings of the Board of Directors of the Company were held. Each meeting was attended by all members of the Board of Directors.

    During the fiscal year ended January 28, 1996, the Company did not have standing Audit, Compensation or Nominating Committees of the Board of Directors. However, during the first quarter of fiscal 1997, the Company formed Audit and Compensation Committees of the Board of Directors. The members of the Audit Committee will be Simona Katz Yuffa and William Nandor. No member of the Audit Committee receives any additional compensation for his service as a member of that Committee. The Audit Committee is responsible for providing assurance that financial disclosures made by Management reasonably portray the Company's financial condition, results of operations, plan and long-term commitments. To accomplish this, the Audit Committee oversees the external audit coverage, including the annual nomination of the independent public accountants, reviews accounting policies and policy decisions, reviews the financial statements, including interim financial statements and annual financial statements, together with auditor's opinions, inquires about the existence and substance of any significant accounting accruals, reserves or estimates made by Management, reviews with Management the Management's Discussion and Analysis section of the Annual Report, reviews the letter of Management Representations given to the independent public accountants, meets privately with the independent public accountants to discuss all pertinent matters, and reports regularly to the Board of Directors regarding its activities.

    The Compensation Committee will consist of William Nandor and Simona Katz Yuffa. No member of the Compensation Committee receives any additional compensation for his service as a member of that Committee. The Compensation Committee is responsible for reviewing pertinent data and making recommendations with respect to compensation standards for the executive officers, including the President and Chief Executive Officer, establishing guidelines and making recommendations for the implementation of Management incentive compensation plans, reviewing the performance of the President and CEO, establishing guidelines and standards for the grant of incentive stock options to key employees under the Company's Incentive Stock Option Plan, and reporting regularly to the Board of Directors with respect to its recommendations.

    There were no family relationships among Directors or persons nominated or chosen by the Company to become a Director, nor any arrangements or understandings between any Director and any other person pursuant to which any Director was elected as such. The present term of office of each Director will expire at the next annual meeting of shareholders.

    The executive officers of the Company are elected annually at the first meeting of the Company's Board of Directors held after each annual meeting of Shareholders. Each executive officer will hold office until his successor is duly elected and qualified, until his resignation or until he is be removed in the manner provided by the Company's ByLaws.

DIRECTOR COMPENSATION

    Directors who are also executive officers of the Company receive no additional compensation for their services as Directors.

    In March 1995, the Board of Directors adopted a Formula Plan for outside Directors pursuant to which each outside Director is entitled to receive for each year of service as a Director non-qualified stock options exercisable to purchase 5,000 shares of Common Stock at an exercise price equal to 100% of the fair market value of the Company's Common Stock on the date of grant. Effective fiscal 1998, the options issuable to outside Directors under the Formula Plan were increased to 10,000 for each Director. Pursuant to the Formula Plan, the Company granted retroactively for the year ended December 31, 1994 to each of its outside Directors 5,000 non-qualified stock options exercisable at $2.50 per share. In fiscal 1996, the Company issued options for a total of 25,000 shares to directors of the Company under the Formula Plan and options for 12,000 shares to four of the Company's Directors (See "Certain Transactions") in return for personally guaranteeing the Company's corporate office lease, which options are exercisable at a price of $2.50 per share and expire in 2001.

    Further, during fiscal 1997 the Company has issued under the Formula Plan additional options to one outside director exercisable to purchase 5,000 shares of Common Stock at an exercise price of $3.25 per share.

    In addition, outside Directors are entitled to be reimbursed for their expenses associated with attendance at meetings or otherwise incurred in connection with the discharge of their duties as Directors of the Company.

EXECUTIVE COMPENSATION

    The following tables and discussion set forth information with respect to all plan and non-plan compensation awarded to, earned by or paid to the Chief Executive Officer ("CEO"), and the Company's four most highly compensated executive officers other than the CEO, for all services rendered in all capacities to the Company and its subsidiaries for each of the Company's last three completed fiscal years; provided, however, that no disclosure has been made for any executive officer, other than the CEO, whose total annual salary and bonus does not exceed $100,000.

                                    TABLE 1

                           SUMMARY COMPENSATION TABLE

                                                                                               LONG TERM COMPENSATION
                                                                                       ---------------------------------------
                                                      ANNUAL COMPENSATION (2)(3)
                                                  -----------------------------------           AWARDS
                                                                             OTHER     ------------------------
                                                                            ANNUAL     RESTRICTED                   PAYOUTS
                                                                            COMPEN-       STOCK                  -------------
                                                   SALARY                   SATION      AWARD(S)     OPTIONS/    LTIP PAYOUTS
NAME AND PRINCIPAL POSITION          FISCAL YEAR   ($)(1)     BONUS ($)       ($)          ($)        SARS(4)         ($)
-----------------------------------  -----------  ---------  -----------  -----------  -----------  -----------  -------------

Sissel B. Greenberg,                       1997   $  90,000         -0-          -0-          -0-       20,000           -0-
                                           1996   $  76,750         -0-    $   6,312    $   4,500          -0-           -0-
  President                                1994   $  32,953         -0-          -0-    $   1,000       40,000           -0-


                                       ALL OTHER
                                     COMPEN- SATION
NAME AND PRINCIPAL POSITION               ($)
-----------------------------------  -------------
Sissel B. Greenberg,                         -0-
                                             -0-
  President                                  -0-

------------------------------

(1) Effective June 20, 1994, the Company hired its new President, Sissel B. Greenberg, at $6,000 per month, which sum was subsequently increased to a base salary of $7,500 per month and will be increased to $10,833 the earlier of June 20, 1997 or the completion of this offering. Ms. Greenberg is also eligible to participate in the Company's Incentive Stock Option Plan.

(2) All executive officers of the Company participate in the Company's group health insurance plan. However, no executive officer received perquisites and other personal benefits which, in the aggregate, exceeded the lesser of either $50,000 or 10% of the total of annual salary and bonus paid during the respective fiscal years.

(3) As of January 1, 1995, the Company assumed and agreed to pay a lease covering an automobile acquired for the use of the Company's employees. The total monthly lease payment is $480.

(4) The Company has granted to Ms. Greenberg incentive stock options exercisable to purchase, in the aggregate 85,000 shares of the Company's Common Stock at a weighted average exercise price of $2.43 per share under the Company's Stock Incentive Plan, 55,000 of which are fully vested as of the date of this Prospectus.

    The Company currently has a written Employment Agreement with its President, expiring June 20, 1999. The Company has no key man life insurance covering any of its officers or employees.

    EMPLOYEE STOCK PURCHASE PLAN

    On June 12, 1995, the Company's shareholders ratified and approved a qualified Employee Stock Purchase Plan ("ESPP") pursuant to Section 423 of the Internal Revenue Code of 1986, as amended. Pursuant to the ESPP, the Company has been authorized to offer up to 20,000 shares per year over a three-year term, or a total of 60,000 shares, to the Company's employees. The ESPP includes certain restrictions which preclude participation by part-time employees and employees owning five percent (5%) or more of the Company's Common Stock. The purchase price for the shares may not be less than eighty-five percent (85%) of the market value of the stock on either the Enrollment Date or the Exercise Date as those terms are defined in the ESPP. As of the date of this Prospectus, no shares of common stock have been issued under the ESPP and there have been no subscriptions of employees to participate in the plan.

    STOCK INCENTIVE PLAN

    On November 23, 1992, the Company's Shareholders adopted a Stock Incentive Plan ("Plan") to commence in 1993. Pursuant to the Plan, stock options granted to eligible participants may take the form of Incentive Stock Options ("ISO's") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or options which do not qualify as ISO's (Non-Qualified Stock Options or "NQSO's"). An aggregate of 230,000 shares of common stock have been authorized to be issued under the Plan. As required by Section 422 of the Code, the aggregate fair market value of the Company's Common Stock with respect to its ISO's granted to an employee exercisable for the first time in any calendar year may not exceed $100,000. The foregoing limitation does not apply to NQSO's. The exercise price of an ISO may not be less than 100% of the fair market value of the shares of the Company's Common Stock on the date of grant. The exercise price of an NQSO may be set by the administrator, but must not be less than fair market value. An option is not transferable, except by will or the laws of descent and distribution. If the employment of an optionee terminates for any reason (other than for cause, or by reason of death, disability, or retirement), the optionee may exercise his options within a ninety (90) day period following such termination to the extent he was entitled to exercise such options at the date of termination. Either the Board of Directors (provided that a majority of Directors are "disinterested") can administer the Plan, or the Board of Directors may designate a committee comprised of Directors meeting certain requirements to administer the Plan. The Administrator will decide when and to whom to make grants, the number of shares to be covered by the grants, the vesting schedule, the type of award and the terms and provisions relating to the exercise of the awards. An aggregate of 196,000 shares of the Company's Common Stock are reserved for issuance upon the exercise of options granted under the Plan having a weighted average exercise price of $2.55 per share.

    As of the date of this Prospectus, incentive stock options to purchase 166,000 shares of Common Stock were outstanding and unexercised, having a weighted average exercise price of $2.54 per share. Of these incentive stock options, 55,000 are subject to future vesting.

    No officer of the Company receives any additional compensation for his services as a Director. The Company has no retirement, pension, profit sharing or insurance or medical reimbursement plans covering its Directors.

    The following table sets forth certain information concerning the exercise of incentive stock options during the fiscal year ended January 26, 1997 by each of the named executive officers and the fiscal year-end value of unexercised options on an aggregated basis:

                                    TABLE 2

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR

                             AND OPTION/SAR VALUES

                                                                                                               VALUE OF
                                                                                                              UNEXERCISED
                                                                                           NUMBER OF         IN-THE-MONEY
                                                                                          UNEXERCISED       OPTIONS/SARS AT
                                                                                        OPTIONS/SARS (#)     FY-END($)(1)
                                                                                       ------------------  -----------------
                                               SHARES ACQUIRED ON    VALUE REALIZED       EXERCISABLE/       EXERCISABLE/
NAME                                               EXERCISE(#)             ($)           UNEXERCISABLE       UNEXERCISABLE
---------------------------------------------  -------------------  -----------------  ------------------  -----------------
Sissel B. Greenberg..........................             -0-           $     -0-        55,000/30,000(2)      $     -0-

------------------------

(1) The value of unexercised options is determined by calculating the difference between the fair market value of the securities underlying the options at fiscal year end and the exercise price of the options.

(2) Includes options exercisable to purchase 20,000 shares of Common Stock at a price of $2.50 granted in March, 1996, of which 5,000 options are subject to future vesting, and an additional 25,000 options granted in January, 1997, exercisable at a price of $3.25 per share which are subject to future vesting.

INDEMNIFICATION AND LIMITATION ON LIABILITY OF DIRECTORS

    The Company's Articles of Incorporation provide that the Company shall indemnify, to the full extent permitted by Colorado law, any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

    The Company's Articles of Incorporation limit the liability of its directors to the fullest extent permitted by the Colorado Business Corporation Act. Specifically, directors of the Company will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for (i) any breach of the duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles.

                              CERTAIN TRANSACTIONS

TRANSACTION IN SECURITIES

    In September 1993, the Company exchanged its interest in two gaming properties to Global Casinos, Inc. for 2,500,000 shares of common stock of Global Casinos. A $350,000 Promissory Note which had been held by an unaffiliated third party was assigned to the Company in exchange for shares of Common Stock of the Company in a private offering. The Company agreed to convert the total outstanding balance of principal and all accrued and unpaid interest on the Promissory Note into 200,000 shares of common stock of Global Casinos. Those 200,000 shares were subsequently registered for sale under the Securities Act by Global Casinos and have been used by the Company to collateralize a venture capital loan with an affiliate of the Representative. At the time of the agreement of the Company to convert the Promissory Note for 200,000 shares of Global Casinos common stock, Mr. Stephen G. Calandrella served on the Board of Directors of both the Company and Global Casinos. See Note 2 to Financial Statements.

    During 1994, the Company engaged in market transactions in the securities of Global Casinos, Inc. and other corporations. These transactions resulted in losses on marketable securities for the years ended December 31, 1994 and January 28, 1996 of $146,963 and $182,643, respectively, principally due to market declines in the value of Global Casinos, Inc. common stock. At the time of these transactions, Mr. Gerald Jacobs, and to a limited extent, Mr. Calandrella were members of the Board of Directors of Global Casinos and members of the Board of Directors of the Company (Messrs. Calandrella and Jacobs resigned as Directors of the Company in February 1995 and October 1996, respectively), and Mr. Pete Bloomquist was Chief Financial Officer of Global Casinos and a member of the Board of Directors of the Company, (Mr. Bloomquist resigned as a Director in October 1996). See Note 1 to Financial Statements.

STOCK DISTRIBUTION

    In March 1994, the Company undertook a stock distribution pursuant to which it distributed to its common stockholders one share of common stock of Global Casinos, Inc., a Utah corporation held by the Company as a portfolio security, for each share of Company Common Stock beneficially owned on the record date of the distribution. In connection with the stock dividend, the Company distributed a total of 2,409,700 shares of Global Casinos, Inc. common stock to its shareholders of record. The shares had been acquired by the Company in connection with the exchange involving the Company's gaming property located in Central City, Colorado. At the time of the stock distribution, Messrs. Jacobs and Calandrella were members of the Board of Directors of both the Company and Global Casinos, and Mr. Bloomquist was Chief Financial Officer of Global Casinos and a member of the Company's Board of Directors. See Note 2 to Financial Statements.

MIRAGE CONCEPTS, INC. ACQUISITION

    In March, 1994, the Company acquired 100% of the outstanding common stock of Mirage Concepts, Inc., an Arizona corporation ("Mirage"), which owned three reproduction jewelry stores, operating under the tradenames "Mira Boutique" and "Classic Copies." At the time of the transaction, the stockholders of Mirage Concepts, Inc. were Raymond Stanz (50%), John C. Power (25%) and Mark R. Power (25%). At the time, Mr. Stanz was serving as the Chief Operating Officer of the Company, and John C. Power would have been deemed a principal shareholder of the Company by virtue of the security ownership of Redwood Microcap Fund, Inc., of which Mr. Power is a director and President.

    The agreement for the acquisition of Mirage Concepts, Inc. initially provided for the Company to issue to the shareholders of Mirage, PRO RATA, 27,000 units of the Company's securities, each unit consisting of one share of Common Stock and one Common Stock Purchase Warrant exercisable through December 31, 1994 at an exercise price of $6.25 per share. However, following the closing of the transaction, and prior to the issuance of any securities to the Mirage shareholders, a dispute arose between Mr. Stanz, on the one hand, and the Company, on the other, concerning numerous matters, including the financial condition of Mirage Concepts, Inc. at the time it was acquired by the Company.

    Following extensive negotiations, an agreement was entered into with Mr. Stanz resolving the areas of disagreement pursuant to which (i) Mr. Stanz resigned as an officer and director of Mirage as well as Chief Operating Officer of the Company, (ii) Mr. Stanz transferred, sold and assigned to Rockies Fund, Inc. 3,500 shares of the Company's Common Stock, 3,500 C Warrants, and all of the Units which Stanz was to have received as a shareholder of Mirage Concepts, Inc., in consideration for which Rockies Fund agreed to pay Stanz an aggregate sum of $85,000, and (iii) the Company and Stanz exchanged mutual general releases. Rockies Fund, Inc. was a principal shareholder of the Company whose President and director was and is Stephen G. Calandrella, who at the time of the Stanz agreement served as a director of the Company.

    Following the resolution of the dispute with Stanz, the Company entered into an agreement with Rockies Fund, Inc., Mr. Calandrella, Redwood Microcap Fund, Inc., and John C. Power pursuant to which the Company issued an aggregate of 20,000 shares of Common Stock as full and final consideration for its acquisition of Mirage Concepts, Inc. The warrants that were to have been included in the units issuable in the Mirage transaction had already expired unexercised and were therefore moot. See Note 2 to Financial Statements.

SHAREHOLDER GUARANTEES

    In connection with the Company's acquisition of the Impostors retail jewelry chain from bankruptcy proceedings, the Company agreed to assume and pay certain post-petition liabilities of American Fashion Jewels, Inc. Included in those post-petition liabilities were obligations to the law firm of Bronson & Bronson, of San Francisco, California. This obligation is in the amount of $35,000, and by agreement is being retired in monthly installments. By written agreement, the Company's obligation to that law firm has been guaranteed by the Rockies Fund, Inc., Redwood Microcap Fund, Inc., John C. Power, individually, and Stephen G. Calandrella, individually. Under the terms of the written guarantees, in the event any of the guarantors is required to cure the Company's default or delinquency in any payment to that law firm, such payment can be applied, at the option of the guarantor, to the purchase of Company Common Stock at a price per share which is equal to the lesser of $5.00 per share or 50% of the closing bid price of the Company's Common Stock on the date of such payment, but in no event at a price per share less than $3.125. In addition, in the event a guarantor is required to make any payment then Redwood would be entitled to designate one person to serve as a member of the Company's Board of Directors for a minimum term of one year. See Note 4 to Financial Statements.

PRIVATE OFFERING--INVESTOR GUARANTEES

    On September 30, 1995, the Company entered into an Investment Term Sheet ("ITS") with Redwood Microcap Fund, Inc. ("Redwood"), a former principal shareholder of the Company. Under the terms of the ITS, Redwood, and its affiliates, agreed to purchase up to 240,000 shares of Common Stock at a price of $1.25 per share, representing aggregate maximum proceeds to the Company of $300,000 (the "Private Offering"). Further under the terms of the ITS, in consideration of their investment of the Company's Common Stock at $1.25 per share, investors in the Private Offering (the "Investors") severally agreed to subscribe for and purchase all Shares of the Company's Common Stock offered in a proposed rights offering which was never undertaken. See Note 6 to Financial Statements.

    In connection with the Private Offering, the Company sold an aggregate of 234,000 shares of Common Stock for aggregate net proceeds of $282,500. The Company utilized the proceeds of the Private Offering to open two new stores and to meet working capital requirements during the holiday season, the fourth quarter of 1995.

LEASE GUARANTEE

    In April, 1996, the Company granted to four of its directors non-qualified stock options exercisable to acquire 3,000 shares of the Company's common stock each in exchange for each persons agreement to personally guarantee the Company's office lease. The options are exercisable at a price of $2.50 per share and expire in 2001. See "Securities Ownership of Management and Principal Shareholders" and Notes 4 and 6 to Financial Statements.

    All transactions between the Company and its officers, Directors, principal shareholders, or other affiliates have been and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties on an arms-length basis and will be approved by a majority of the Company's independent, disinterested Directors.

STOCK REDEMPTION

    On December 27, 1996, the Company completed the Bridge Note Financing from which it utilized $624,325 of net proceeds to redeem from certain former securityholders an aggregate of 189,180 shares of Common Stock and 32,500 Class C Warrants. The redemption consisted of all the equity securities of the Company owned by these former securityholders, and was undertaken by the Company to expedite this offering and the Company's application to have its securities listed on NASDAQ. The price paid to these former securityholders in connection with this redemption was $3.25 per share of Common Stock and an aggregate redemption price of $10,000 for all 32,500 Class C Warrants.

                       SECURITIES OWNERSHIP OF MANAGEMENT
                           AND PRINCIPAL SHAREHOLDERS

    The following table sets forth, as of the date of this Prospectus, the stock ownership of each person known by the Company to be the beneficial owner of five (5%) percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Each person has sole voting and investment power with respect to the shares shown, except as noted.

                                                                           SHARES BENEFICIALLY OWNED
                                                              ---------------------------------------------------
                                                                                         PERCENT(1)
                                                                           --------------------------------------
NAME & ADDRESS OF BENEFICIAL OWNER                              NUMBER      BEFORE OFFERING    AFTER OFFERING(2)
------------------------------------------------------------  -----------  -----------------  -------------------
Sissel B. Greenberg(3)......................................      60,600             9.8%                3.5%
3033 S. Parker Rd., #120
Aurora, CO 80014
William Nandor(4)...........................................       8,000             1.4%                0.5%
2698 Gapwall Court
Pleasanton, California 94566
Jack Brandon................................................         -0-             -0-                 -0-
3033 S. Parker Rd., #120
Aurora, CO 80014
Simona Katz Yuffa...........................................         -0-             -0-                 -0-
3033 S. Parker Rd., #120
Aurora, CO 80014
Todd Huss(5)................................................      15,000             2.6%                0.9%
3033 S. Parker Rd., #120
Aurora, Colorado 80014
Raymond D. Hand(6)..........................................      57,500            10.0%                3.4%
310 Radford Place
Knoxville, Tennessee 37927
Banca Adamas S.A............................................      80,000            14.3%                4.8%
Via Nassa 42
6901 Lugano, Switzerland
AMC Consumer(7).............................................      61,224            10.5%                3.6%
One Main Street, Suite 312
Eatontown, NJ 07724
Caribou Bridge Fund(8)......................................      33,114             5.8%                2.0%
5350 S. Roslyn Street, #380
Englewood, CO 80111
Lee Schlessman(9)...........................................      35,714             6.0%                -0-
1301 Pennsylvania St., #800
Denver, CO 80203
Gary C. Batz(9).............................................      53,570             8.7%                -0-
c/o Fike Corporation
704 S. 10th Street
Blue Springs, FL 64015
Directors and Officers as                                         83,600            13.1%
  a Group (5 persons).......................................                                             4.8%

------------------------

(1) Shares not outstanding but deemed beneficially owned by virtue of the individual's right to acquire them as of the date of this Prospectus, or within sixty (60) days of such date, are treated as outstanding when determining the percent of the class owned by such individual and when determining the percent owned by a group.

(2) Assumes that the Over-Allotment Option is not exercised, none of the Warrants sold in this offering have been exercised and none of the Representative's Securities have been issued.

(3) Includes incentive stock options to purchase 55,000 shares of the Company's Common Stock at a weighted average exercise price of $2.05 per share granted under the Company's Stock Incentive Plan. Also includes non-qualified stock options to purchase 3,000 shares of the Company's Common Stock at an exercise price of $2.50 per share granted to Ms. Greenberg in return for her agreement to personally guarantee the Company's corporate office lease. Does not include incentive stock options to purchase 30,000 shares of the Company's Common Stock at an exercise prices ranging from $2.50 to $3.25 per share which vest through 1998.

(4) Includes unqualified stock option exercisable to purchase 5,000 shares of Common Stock at an exercise price of $3.25 per share.

(5) Consists of Incentive Stock Options exercisable to purchase 15,000 shares of Common Stock at an exercise price of $2.50 per share. Does not include additional Incentive Stock Options exercisable to purchase an additional 20,000 shares of Common Stock at an exercise prices ranging from $2.50 to $3.25 per share which are not yet vested.

(6) Includes Class C Common Stock Purchase Warrants exercisable to acquire up to 12,500 additional shares of Common Stock at an exercise price of $10.00 per share.

(7) Includes Class B Warrants exercisable to purchase 20,408 shares of Common Stock at an exercise price of $5.00 per share. Each B Warrant will automatically be exchanged for two Warrants upon the effective date of the registration statement of which this Prospectus forms a part.

(8) Includes Class B Warrants exercisable to purchase 10,204 shares of Common Stock at an exercise price of $5.00 per share. Each B Warrant will automatically be exchanged for two Warrants upon the effective date of the registration statement of which this Prospectus forms a part.

(9) Consists entirely of Class B Warrants purchased as part of the Bridge Note Financing. Assumes all Warrants issued in exchange for the Class B Warrants are sold in the Selling Shareholders' Offering.

                           DESCRIPTION OF SECURITIES

    The Company is authorized to issue up to 850,000,000 shares of $.002 par value Common Stock and up to 20,000,000 shares of $.10 par value Preferred Stock. As of the date of this Prospectus, 560,167 shares of Common Stock and 416,670 shares of Series A Convertible Preferred Stock were issued and outstanding. However, immediately upon the date of this Prospectus the 416,670 shares of Preferred Stock will automatically convert into 102,041 shares of Common Stock.

COMMON STOCK

    Each holder of Common Stock of the Company is entitled to one vote for each share held of record. There is no right to cumulative votes for the election of directors. The shares of Common Stock are not entitled to pre-emptive rights and are not subject to redemption or assessment. Each share of Common Stock is entitled to share ratably in distributions to shareholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive, PRO RATA, the assets of the Company which are legally available for distribution to shareholders. The issued and outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

PREFERRED STOCK

    The Company is authorized to issue up to 20,000,000 shares of $.10 par value Preferred Stock. The preferred stock of the corporation can be issued in one or more series as may be determined from time to time by the Board of Directors without further stockholder approval. In establishing a series, the Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular. All series shall be alike except that there may be variation as to the following: (1) the rate of distribution, (2) the price at and the terms and conditions on which shares shall be redeemed, (3) the amount payable upon shares for distributions of any kind, (4) sinking fund provisions for the redemption of shares, and (5) the terms and conditions on which shares may be converted if the shares of any series are issued with the privilege of conversion, and (6) voting rights except as limited by law.

    Although the Company currently does not have any plans to designate a series of Preferred Stock, there can be no assurance that the Company will not do so in the future. As a result, the Company could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to the assets of the Company upon liquidation, the right to receive dividend coupons before dividends would be declared to common stockholders, and the right to the redemption of such shares, together with a premium, prior to the redemption of Common Stock. Common stockholders have no redemption rights. In addition, the Board could issue large blocks of voting stock to fend against unwanted tender offers or hostile takeovers without further shareholder approval.

SERIES A CONVERTIBLE PREFERRED STOCK

    The Company has issued and outstanding 416,670 shares of Series A Convertible Preferred Stock (the "Convertible Preferred Stock") which were issued to investors in the Bridge Offering which was completed on June 24, 1996. Holders of shares of Convertible Preferred Stock are entitled to one vote for each share on any matter to come before the shareholders of the Company and are entitled to a liquidation preference of $.60 per share of Convertible Preferred Stock in the event of a liquidation of the Company. Each outstanding share of Convertible Preferred Stock is entitled to receive cumulative cash dividends at the annual rate of $.051 per share, payable quarterly on the last day of January, April July and October of each year. Each share of Convertible Preferred Stock is convertible at the option of the holder into one share of Common Stock (the "Conversion Shares") commencing June 24, 1997. However, each share of

Convertible Preferred Stock will convert automatically into shares of Common Stock if the Conversion Shares are registered for sale under the Securities Act (the "Automatic Conversion"). In the event of an Automatic Conversion, the conversion price shall be equal to 70% of the offering price of the Common Stock to the public in the public offering. The Registration Statement of which this Prospectus forms a part includes the registration for sale by the Company of the Conversion Shares issuable upon conversion of the Convertible Preferred Stock; and all information with regard to the capital stock of the Company contained in this Prospectus gives effect to that Automatic Conversion. Upon such Automatic Conversion, holders of outstanding shares of Convertible Preferred Stock shall have no further rights as preferred stockholders of the Company other than the right to receive certificates evidencing the Conversion Shares issuable upon such conversion.

12% CONVERTIBLE PROMISSORY NOTE

    The Company has issued an aggregate of $1,120,000 in 12% Convertible Promissory Notes. Each Convertible Promissory Note accrues interest at a rate of 12% per annum, payable quarterly. The total outstanding balance of principal and any accrued and unpaid interest is due and payable December 26, 1999. Holders of the Notes have the option to convert the outstanding principal balance of the Notes into shares of the Company's Common Stock at any time commencing the earlier of (i) December 27, 1997, or (ii) upon the effective date of the Registration Statement registering for sale under the Securities Act the Conversion Shares. The conversion value at which the principal amount of the Convertible Notes is convertible is initially $2.80 per share of Common Stock, subject to adjustment under certain circumstances; provided, however, that if either the Company fails to consummate a public offering on or before June 30, 1997 or the Company fails to retire the Notes on or before the Maturity Date, the conversion value shall be reduced to $1.00 per share of Common Stock after either such event. The obligation of the Company to repay the Convertible Notes is secured by a subordinated security interest encumbering all of the Company's tangible and intangible assets. The Company has agreed to repay the Convertible Notes out of the proceeds of this offering.

CLASS A WARRANT

    The Board of Directors has authorized the issuance of up to 1,858,334 Warrants, including 1,100,000 Warrants offered hereby, 165,000 Warrants subject to the Over-Allotment Option, 110,000 Warrants subject to the Representative's Securities and 483,334 Warrants issuable to holders of outstanding Class B Warrants. Two Warrants entitle the holder thereof to purchase one share of Common Stock at a price of $5.00. The Warrant Exercise Price is subject to adjustment upon certain events such as stock splits, stock dividends and similar transactions. The Warrants are subject to redemption by the Company, as described below. The exercise period for the Warrants expires at 5:00 p.m., Denver time on the date that is three years from the date of this Prospectus (the "Warrant Term"), after which the Warrants will expire automatically. The Company may at any time and from time to time extend the Warrant Term or reduce the Warrant Exercise Price, provided written notice of such extension or reduction is given to the registered holders of the Warrants prior to the expiration date then in effect. The Company does not presently contemplate any extension of the Warrant Term or reduction in the Warrant Exercise Price.

    Subject to compliance with applicable securities laws, Warrants certificates may be transferred or exchanged for new certificates of different denominations at the offices of the Warrant Agent described below. The holders of Warrants, as such, are not entitled to vote, to receive dividends or to exercise any of the rights of shareholders for any purpose. The Warrants may be transferred separately from the Common Stock with which they will be issued.

    EXERCISE. The Warrants may be exercised during the Warrant Term only upon surrender of the Warrant certificate at the offices of the Company with the form of "Election to Purchase" on the reverse side of the Warrant certificate completed and signed, accompanied by payment of the full Exercise Price for the number of Warrants being exercised. Warrantholders will receive one share of Common Stock for every two Warrants exercised, subject to any adjustment required by the Warrant Agreement. For a holder to exercise Warrants, there must be a current Registration Statement in effect with the Commission and various state securities authorities registering the shares of Common Stock underlying the Warrants or, in the sole determination of the Company and its counsel, there must be a valid exemption therefrom. The Company has undertaken, and intends, to maintain a current Registration Statement which will permit the exercise of the Warrants during the Warrant Term. Maintaining a current effective Registration Statement could result in substantial expense to the Company and there is no assurance that the Company will be able to maintain a current Registration Statement covering the shares issuable upon exercise of the Warrants. Holders of Warrants will have the right to exercise the Warrants included therein for the purchase of shares of Common Stock only if a Registration Statement is then in effect and only if the shares are qualified for sale under securities laws of the state in which the exercising warrantholder resides or if the Company, in its and its counsel's sole discretion, is able to obtain valid exemptions from the foregoing requirements. Although the Company believes that it will be able to register or qualify the shares of Common Stock underlying the Warrants for sales in those states where the Securities are offered, there can be no guarantee that such registration or qualification, or an exemption therefrom, can be accomplished without undue hardship or expense to the Company. The Warrants may be deprived of any value if a Registration Statement covering the shares issuable upon exercise thereof or an exemption therefrom cannot be filed or obtained without undue expense or hardship or if such underlying shares are not registered or exempted from such registration in the states in which the holder of a Warrant resides. In the latter event, the only option available to a holder of a Warrant may be to attempt to sell his or her Warrants into the market, if a market then exists and only then in compliance with applicable securities laws and restrictions on transfer.

    REDEMPTION. The Company shall have the right, at its discretion, to call all of the Warrants for redemption after 12 months from the date of this Prospectus on 45 days' prior written notice at a redemption price of $.05 per Warrant if: (i) the closing bid price of the Company's Common Stock exceeds the Warrant Exercise Price by a least 50% during a period of at least 20 of the 30 trading days ending within 30 days preceding the notice of redemption; (ii) the Company has in effect a current Registration Statement covering the Common Stock issuable upon exercise of the Warrants; and (iii) the expiration of the 45 day notice period is within the Warrant Term. If the Company elects to exercise its redemption right, holders of Warrants may either exercise their Warrants, sell such Warrants in the market or tender their Warrants to the Company for redemption. Within five business days after the end of the 45 day period, the Company will mail a redemption check to each registered holder of a Warrant who holds unexercised Warrants as of the end of the 45 day period, whether or not such holder has surrendered the Warrant certificates for redemption. The Warrants may not be exercised after the end of such 45 day period.

CLASS B WARRANT

    The Company has outstanding Class B Warrants exercisable to purchase, in the aggregate, 241,667 shares of Common Stock at an exercise price of $5.00 per share. The Class B Warrants were issued by the Company in the Bridge Offering and the Bridge Note Financing. The Class B Warrants are exercisable at any time commencing on the date of issuance and expiring on June 24, 1998. Upon expiration, the Class B Warrant will terminate automatically, subject to certain rights of the Company to extend the warrant term. The exercise price of each Class B Warrant is subject to adjustment upon certain events such as stock splits, stock dividends and similar transactions.

    Each Class B Warrant will be automatically exchanged for two Class A Warrants upon the Effective Date of the Registration Statement of which this Prospectus forms a part. Upon such Effective Date, all outstanding Class B Warrants shall be deemed surrendered for cancellation in exchange for the issuance of twice the number of Class A Warrants; and holders of Class B Warrants shall have the right only to receive two Class A Warrants for each Class B Warrant beneficially owned on the Effective Date.

    Holders of outstanding Class B Warrants were granted certain registration rights by the Company in connection with the Bridge Offering, which rights are being exercised and fulfilled by the Registration Statement of which this Prospectus forms a part.

CLASS C WARRANTS

    The Company has outstanding Class C Warrants exercisable until December 31, 1997 to purchase 60,250 shares of Common Stock at a price of $10.00 per share.

TRANSFER AND WARRANT AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock and warrant agent for the Warrants is Corporate Stock Transfer, Inc., Denver, Colorado.

REPORTS TO SHAREHOLDERS

    The Company intends to furnish annual reports to shareholders which will include certified financial statements reported on by its certified public accountants. In addition, the Company may issue unaudited quarterly or other interim reports to shareholders as it deems appropriate. The Company will comply with the periodic reporting requirements imposed by the Securities Exchange Act of 1934.

                 SELLING SHAREHOLDERS AND PLAN OF DISTRIBUTION

    This Prospectus relates to the resale to the public of 102,041 shares of Common Stock and 483,334 Warrants by the Selling Shareholders set forth below. The following table sets forth certain information with respect to persons for whom the Company is registering the Common Stock for resale to the public. The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Shareholders. Beneficial ownership of the Common Stock by such Selling Shareholders after this offering will depend on the number of shares sold by each Selling Shareholder. None of the Selling Shareholders have had any material relationship within the past three years with the Company, or any of its predecessors or affiliates, except as specifically noted.

                                                                    OFFERING SHARES
                                                                   BENEFICIALLY OWNED             CLASS A          SHARES
                                                                     AS OF OFFERING     SHARES    WARRANTS   BENEFICIALLY OWNED
                                                                          DATE          OFFERED   OFFERED      AFTER OFFERING
NAME AND ADDRESS                                                   ------------------   -------   --------   -------------------
OF BENEFICIAL OWNER                                                NUMBER  PERCENT(1)   NUMBER     NUMBER    NUMBER   PERCENT(1)
-----------------------------------------------------------------  ------  ----------   -------   --------   ------   ----------
Caribou Bridge Fund, L.L.C.(2) ..................................  28,742     5.1%      20,409     16,667    2,500        nil
  5350 S. Roslyn Street, #380
  Englewood, CO 80111
Corporate Communications(3) .....................................  21,988     3.9%      15,613     12,751      -0-        -0-
  Network, Inc.
  36 Tacoma Circle
  Littleton, CO 80127
AMC Consumer(4) .................................................  57,483    10.0%      40,816     33,334      -0-        -0-
  One Main Street, Suite 312
  Eatontown, NJ 07724
Ralph H. Grills, Jr.(5) .........................................  14,370     2.5%      10,204      8,333      -0-        -0-
  4155 East Jewell Ave., #1115
  Denver, CO 80222
Rickey Chow(6) ..................................................  7,041      1.3%       5,000      4,083      -0-        -0-
  2135 E. California Street
  San Marino, CA 91108
J.D. Bilberg Trust(6) ...........................................  7,041      1.3%       5,000      4,083      -0-        -0-
  Century City Trust Company, Ltd.
  19800 MacArthur Blvd., #1450
  Irvine, CA 92612
John Shaffer(6) .................................................  7,041      1.3%       5,000      4,083      -0-        -0-
  7803 E. Lewis Street
  Scottsdale, AZ 85257
Lee Schlessman(7) ...............................................  35,714     6.0%         -0-     71,428      -0-        -0-
  1301 Pennsylvania St., #800
  Denver, CO 80203
Estate of Fannabelle Z. Robineau, ...............................  17,856     3.1%         -0-     35,712      -0-        -0-
  Acct. #30160855(7)
  Larry C. Serr, Personal Rep.
  12265 W. Bayaud Ave., #240
  Lakewood, CO 80228
Estate of Fannabelle Z. Robineau, ...............................  8,929      1.6%         -0-     17,858      -0-        -0-
  Acct. #30160860(7)
  Larry C. Serr, Personal Rep.
  12265 W. Bayaud Ave., #240
  Lakewood, CO 80228
Cal Rickel & Amanda Mae Rickel, .................................  8,929      1.6%         -0-     17,858      -0-        -0-
  JTWROS(7)
  P.O. Box 1076
  Cortez, CO 81321

                                                                    OFFERING SHARES
                                                                   BENEFICIALLY OWNED             CLASS A          SHARES
                                                                     AS OF OFFERING     SHARES    WARRANTS   BENEFICIALLY OWNED
                                                                          DATE          OFFERED   OFFERED      AFTER OFFERING
NAME AND ADDRESS                                                   ------------------   -------   --------   -------------------
OF BENEFICIAL OWNER                                                NUMBER  PERCENT(1)   NUMBER     NUMBER    NUMBER   PERCENT(1)
-----------------------------------------------------------------  ------  ----------   -------   --------   ------   ----------
Gary Schlessman(7) ..............................................  8,929      1.6%         -0-     17,858      -0-        -0-
  Lee Schlessman, POA
  1301 Pennsylvania St., #800
  Denver, CO 80203
Gary Schlessman Irrevocable Trust ...............................  8,929      1.6%         -0-     17,858      -0-        -0-
  Dtd. 4/5/94(7)
  Gerald D. Marrs, TTEE
  1301 Pennsylvania St., #800
  Denver, CO 80203
Susan Duncan(7) .................................................  8,929      1.6%         -0-     17,858      -0-        -0-
  2651 S. Wadsworth Circle
  Lakewood, CO 80227
Susan M. Duncan, TTEE(7) ........................................  8,929      1.6%         -0-     17,858      -0-        -0-
  FBD Susan M. Duncan
  Irrevocable Gift Trust Dtd. 12/28/73
  2651 S. Wadsworth Circle
  Lakewood, CO 80227
Sandra Garnett(7) ...............................................  8,929      1.6%         -0-     17,858      -0-        -0-
  Les Schlessman, POA
  1301 Pennsylvania St., #800
  Denver, CO 80203
Cheryl Bennett(7) ...............................................  8,929      1.6%         -0-     17,858      -0-        -0-
  Less Schlessman, POA
  1301 Pennsylvania St., #800
  Denver, CO 80203
Frederick A. Esgar & Jayne S. ...................................  5,000      0.9%         -0-     10,000      -0-        -0-
  Esgar, JTWROS(7)
  S. Jayne Esgar
  P.O. Box 215
  Wiley, CO 81092
Cord Investment Company(7) ......................................  16,428     2.9%         -0-     32,856      -0-        -0-
  Attn: Marvin Pepper
  1660 S. Albion St., Suite 412
  Denver, CO 80222
Gary C. Batz(7) .................................................  53,570     8.7%         -0-    107,140      -0-        -0-
  c/o Fike Corporation
  704 S. 10th Street
  Blue Springs, FL 64015

--------------------------

(1) Shares not outstanding but deemed beneficially owned by virtue of the individual's right to acquire them as of the date of this Prospectus, or within 60 days of such date, are treated as outstanding when determining the percent of the class owned by such individual and when determining the percent owned by the group.

(2) Includes Class B Warrants exercisable to purchase 8,333 shares of Common Stock at an exercise price of $5.00 per share. Each B Warrant will automatically be exchanged for two Warrants upon the effective date of the registration statement of which this Prospectus forms a part.

(3) Includes Class B Warrants exercisable to purchase 6,375 shares of Common Stock at an exercise price of $5.00 per share. Each B Warrant will automatically be exchanged for two Warrants upon the effective date of the registration statement of which this Prospectus forms a part.

(4) Includes Class B Warrants exercisable to purchase 16,667 shares of Common Stock at an exercise price of $5.00 per share. Each B Warrant will automatically be exchanged for two Warrants upon the effective date of the registration statement of which this Prospectus forms a part.

(5) Includes Class B Warrants exercisable to purchase 4,166 shares of Common Stock at an exercise price of $5.00 per share. Each B Warrant will automatically be exchanged for two Warrants upon the effective date of the Registration Statement of which this Prospectus forms a part.

(6) Includes Class B Warrants exercisable to purchase 2,041 shares of Common Stock at an exercise price of $5.00 per share. Each B Warrant will automatically be exchanged for two Warrants upon the effective date of the Registration Statement of which this Prospectus forms a part.

(7) Consists entirely of Class B Warrants purchased as part of the Bridge Note Financing. Each Class B Warrant will automatically be exchanged for two Warrants upon the effective date of the Registration Statement of which this Prospectus forms a part.

    The Selling Shareholders have agreed that they will not sell any of the shares of Common Stock for a period of six months from the date of this Prospectus without the consent of the Representative. Subject to this restriction, the Selling Shareholders have advised the Company that sales of the shares of Common Stock may be effected from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through the writing of options on the Common Stock or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Common Stock directly to purchasers or through broker-dealers that may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of shares of Common Stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

    The Selling Shareholders and any broker-dealers that act in connection with the sale of the shares of Common Stock as principals may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commissions received by them and any profit on the resale of the shares of Common Stock as principals might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of Common Stock against certain liabilities, including liabilities arising under the Securities Act. The Company will not receive any proceeds from the sales of shares of Common Stock by the Selling Shareholders. Sales of the shares of Common Stock by the Selling Shareholders, or even the potential of such sales, would likely have an adverse effect on the market price of the Common Stock.

    The shares of Common Stock are offered by the Selling Shareholders on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. The Company has agreed to pay all expenses incurred in connection with the registration of the shares offered by the Selling Shareholders; provided, however, that the Selling Shareholders shall be exclusively liable to pay any and all commissions, discounts and other payments to broker-dealers incurred in connection with their sale of the shares.

                              CONCURRENT OFFERING

    The Registration Statement of which this Prospectus forms a part also covers 1,100,000 Shares of Common Stock and 1,100,000 Warrants being offered by the Company through the Representative in the offering.

                                 LEGAL MATTERS

    The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Neuman & Cobb, Boulder, Colorado. Clifford L. Neuman, a partner in the firm of Neuman & Cobb, is the beneficial owner of 24,300 shares of the Company's Common Stock, and Nathan L. Stone, an associate with the firm, is the beneficial owner of 300 shares of the Company's Common Stock. Certain legal matters will passed upon for the Representative by Jones & Keller, P.C., Denver, Colorado.

                                    EXPERTS

    The financial statements of the Company as of January 26, 1997, and for the fiscal years ended January 28, 1996 and January 26, 1997, are included herein in reliance on the reports of Hein + Associates LLP, independent certified public accountants, and upon the authority of that firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
INDEPENDENT AUDITOR'S REPORT...............................................................................         F-2

BALANCE SHEET--As of January 26, 1997......................................................................         F-3

STATEMENTS OF OPERATIONS--For the Fiscal Years Ended January 28, 1996 and January 26, 1997.................         F-4

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY--For the Fiscal Years Ended January 28, 1996 and January 26,
  1997.....................................................................................................         F-5

STATEMENTS OF CASH FLOWS--For the Fiscal Years Ended January 28, 1996 and January 26, 1997.................         F-6

NOTES TO FINANCIAL STATEMENTS..............................................................................         F-7

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Premier Concepts, Inc.
Denver, Colorado

    We have audited the accompanying balance sheet of Premier Concepts, Inc. as of January 26, 1997, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended January 28, 1996 and January 26, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Premier Concepts, Inc., as of January 26, 1997, and the results of its operations and its cash flows for the years ended January 28, 1996 and January 26, 1997, in conformity with generally accepted accounting principles.

HEIN + ASSOCIATES LLP

Denver, Colorado
April 2, 1997

                             PREMIER CONCEPTS, INC.

                                 BALANCE SHEET

                                                                                                      JANUARY 26,
                                                                                                         1997
                                                                                                     -------------
                                                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents........................................................................  $     211,575
  Marketable securities............................................................................          6,813
  Merchandise inventories..........................................................................      1,749,643
  Prepaid expenses and other.......................................................................        118,536
                                                                                                     -------------
      Total current assets.........................................................................      2,086,567

PROPERTY AND EQUIPMENT, net........................................................................      2,033,939

OTHER ASSETS:
  Trademarks, net of accumulated amortization of $56,167...........................................         87,833
  Deferred offering costs..........................................................................        425,423
  Deferred tax asset...............................................................................         39,000
  Other............................................................................................        139,012
                                                                                                     -------------
TOTAL ASSETS.......................................................................................  $   4,811,774
                                                                                                     -------------
                                                                                                     -------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Notes payable and current portion of long-term debt:
    Related parties................................................................................  $      74,420
    Other..........................................................................................        263,312
  Accounts payable.................................................................................      1,153,495
  Accrued liabilities..............................................................................        427,281
                                                                                                     -------------
      Total current liabilities....................................................................      1,918,508

LONG-TERM DEBT, less current portion...............................................................      1,792,624

DEFERRED RENT......................................................................................        103,239
                                                                                                     -------------

      Total liabilities............................................................................      3,814,371
                                                                                                     -------------

COMMITMENTS (NOTE 5)

STOCKHOLDERS' EQUITY:
  Preferred stock, $.10 par value, 20,000,000 shares authorized; 416,670 shares issued and
    outstanding at January 26, 1997................................................................         41,667
  Common stock, $.002 par value; 850,000,000 shares authorized; 560,167 shares issued and
    outstanding....................................................................................          1,120
  Additional paid-in capital.......................................................................      2,316,123
  Accumulated deficit..............................................................................     (1,361,507)
                                                                                                     -------------

      Total Stockholders' Equity...................................................................        997,403
                                                                                                     -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.........................................................  $   4,811,774
                                                                                                     -------------
                                                                                                     -------------

             SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                             PREMIER CONCEPTS, INC.

                            STATEMENTS OF OPERATIONS

                                                                                        FOR THE FISCAL YEAR ENDED
                                                                                        --------------------------
                                                                                        JANUARY 28,   JANUARY 26,
                                                                                            1996          1997
                                                                                        ------------  ------------
NET REVENUES:
  Retail..............................................................................  $  8,958,807  $  9,739,844
  Wholesale...........................................................................       111,033        33,856
                                                                                        ------------  ------------
    Total revenues....................................................................     9,069,840     9,773,700
COST OF GOODS SOLD....................................................................     2,690,658     2,823,733
                                                                                        ------------  ------------
  Gross margin........................................................................     6,379,182     6,949,967
OPERATING EXPENSES:
  Selling, general and administrative.................................................     6,079,410     6,330,097
  Depreciation and amortization.......................................................       337,070       293,431
                                                                                        ------------  ------------
    Total operating expenses..........................................................     6,416,480     6,623,528
                                                                                        ------------  ------------
OPERATING INCOME (LOSS)...............................................................       (37,298)      326,439
OTHER INCOME (EXPENSE):
  Interest expense, net...............................................................      (108,180)     (116,722)
  Gain (loss) on marketable securities, net...........................................      (182,643)       12,264
  Gain on settlements.................................................................       --             55,626
  Other...............................................................................        10,899        55,297
                                                                                        ------------  ------------
    Other, net........................................................................      (279,924)        6,465
                                                                                        ------------  ------------
INCOME (LOSS) BEFORE INCOME TAX BENEFIT AND DISCONTINUED OPERATIONS...................      (317,222)      332,904
  Income tax benefit..................................................................       161,000         8,000
                                                                                        ------------  ------------
INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS..........................................      (156,222)      340,904
DISCONTINUED OPERATIONS:
  Income from discontinued operations, net of income tax expense of
    $161,000 and $8,000 for the years ended January 28, 1996 and January 26, 1997.....       270,441        13,620
                                                                                        ------------  ------------
NET INCOME............................................................................  $    114,219  $    354,524
                                                                                        ------------  ------------
                                                                                        ------------  ------------
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS...........................................  $    114,219  $    341,949
                                                                                        ------------  ------------
                                                                                        ------------  ------------
NET INCOME (LOSS) PER COMMON SHARE:
  Before discontinued operations......................................................  $       (.31) $        .44
  Discontinued operations.............................................................           .54           .02
  Dividends applicable to preferred stock.............................................       --               (.02)
                                                                                        ------------  ------------
    Net income per common share.......................................................  $        .23  $        .44
                                                                                        ------------  ------------
                                                                                        ------------  ------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING............................................       495,800       777,408
                                                                                        ------------  ------------
                                                                                        ------------  ------------

             SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                             PREMIER CONCEPTS, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
        FOR THE FISCAL YEARS ENDED JANUARY 28, 1996 AND JANUARY 26, 1997

                                         PREFERRED STOCK         COMMON STOCK        ADDITIONAL
                                       --------------------  ---------------------    PAID-IN      ACCUMULATED
                                        SHARES     AMOUNT      SHARES     AMOUNT      CAPITAL        DEFICIT        TOTAL
                                       ---------  ---------  ----------  ---------  ------------  -------------  ------------
BALANCES, January 30, 1995...........     --      $  --         434,388  $     868  $  2,245,167  $  (1,830,250) $    415,785
  Common stock issued for:
    Private placement................     --         --         234,000        468       282,032       --             282,500
    Settlement of claims.............     --         --          53,959        108       184,592       --             184,700
    Services.........................     --         --          27,000         54        44,946       --              45,000
  Net income.........................     --         --          --         --           --             114,219       114,219
                                       ---------  ---------  ----------  ---------  ------------  -------------  ------------
BALANCES, January 28, 1996...........     --         --         749,347      1,498     2,756,737     (1,716,031)    1,042,204
  Preferred stock issued for
    cash.............................    416,670     41,667      --         --           183,333       --             225,000
  Redemption and cancellation of
    common stock.....................     --         --        (189,180)      (378)     (623,947)      --            (624,325)
  Net income.........................     --         --          --         --           --             354,524       354,524
                                       ---------  ---------  ----------  ---------  ------------  -------------  ------------
BALANCES, January 26, 1997...........    416,670  $  41,667     560,167  $   1,120  $  2,316,123  $  (1,361,507) $    997,403
                                       ---------  ---------  ----------  ---------  ------------  -------------  ------------
                                       ---------  ---------  ----------  ---------  ------------  -------------  ------------

             SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                             PREMIER CONCEPTS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                       FOR THE FISCAL YEAR ENDED
                                                                                      ----------------------------
                                                                                       JANUARY 28,    JANUARY 26,
                                                                                          1996           1997
                                                                                      -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income........................................................................  $     114,219  $     354,524
  Adjustments to reconcile net income to net cash from operating activities:
    Stock for services..............................................................         45,000       --
    Gain on settlements of debt.....................................................       --              (55,626)
    Reduction of accounts payable--discontinued operations..........................       (431,441)       (21,620)
    Provision for store closure.....................................................          8,307       --
    Depreciation and amortization...................................................        337,070        293,431
    Deferred tax asset..............................................................       --              (39,000)
    (Gain) loss on marketable securities............................................        182,643        (12,264)
    Other, net......................................................................        (13,201)       (46,584)
  Changes in operating assets and liabilities:
    (Increase) decrease in:
      Marketable securities, net....................................................        156,374         50,564
      Merchandise inventories.......................................................       (197,665)      (355,718)
      Other assets..................................................................        (40,870)       (23,033)
    Increase (decrease) in:
      Accounts payable and accrued liabilities......................................         99,834        901,609
      Other liabilities.............................................................         24,620         47,080
                                                                                      -------------  -------------
    Net cash provided by operating activities.......................................        284,890      1,093,363

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures for property and equipment...................................       (165,137)    (1,332,575)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Deferred offering costs...........................................................       --             (425,423)
  Proceeds from the issuance of preferred stock.....................................       --              225,000
  Proceeds from issuance of common stock............................................        282,500       --
  Proceeds from issuance of notes payable...........................................        100,000      1,130,000
  Payment on notes payable..........................................................       (346,219)      (181,663)
  Redemption of common stock........................................................       --             (624,325)
                                                                                      -------------  -------------
    Net cash provided by financing activities.......................................         36,281        123,589
                                                                                      -------------  -------------

INCREASE (DECREASE) IN CASH.........................................................        156,034       (115,623)

CASH AND CASH EQUIVALENTS, beginning of period......................................        171,164        327,198
                                                                                      -------------  -------------

CASH AND CASH EQUIVALENTS, end of period............................................  $     327,198  $     211,575
                                                                                      -------------  -------------
                                                                                      -------------  -------------

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
  Cash paid for interest............................................................  $     102,134  $     111,744
                                                                                      -------------  -------------
                                                                                      -------------  -------------
  Conversion of liabilities to equity securities....................................  $     184,700  $    --
                                                                                      -------------  -------------
                                                                                      -------------  -------------

             SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                             PREMIER CONCEPTS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

    NATURE OF OPERATIONS--Premier Concepts, Inc. (the Company) was incorporated in the state of Colorado in 1988. During 1993, the Company acquired certain real estate located in a limited stakes gaming city in Colorado, which were exchanged during 1993 for common stock of Global Casinos, Inc. (Global), a company which had two common directors. During 1994, the Company purchased out of bankruptcy certain assets and liabilities of American Fashion Jewels, Inc. (Impostors) and, in a separate transaction, Mirage Concepts, Inc. (Mirage), both of which are retail chains of reproduction jewelry stores. As of January 26, 1997 the Company operated 32 retail stores with a geographic concentration of stores in California, including one store in San Francisco, California that accounted for approximately 17% and 14% of total revenues during the fiscal year ended January 28, 1996 and January 26, 1997, respectively.

    FISCAL YEAR--The Company's year is a 52/53-week period ending on the last Sunday in January. Fiscal year ended January 28, 1996 (fiscal 1996) and January 26, 1997 (fiscal 1997) contained 364 days of activity.

    INVENTORIES--Inventories consist primarily of merchandise which is held for resale. Inventories are stated at the lower of cost or market, as calculated using the average-cost method.

    PROPERTY AND EQUIPMENT--Property and equipment is stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method generally over a 5 to 10-year period. Leasehold improvements are amortized on the straight-line method over the lesser of the lease term or the useful life. Expenditures for ordinary maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the account and any gain or loss is reflected in the statement of operations.

    TRADEMARKS--A portion of the Impostors purchase price was allocated to trademarks (see Note 2). This cost is being amortized over 10 years. The Company evaluates the recoverability of this intangible based on projected, undiscounted future cash flows exclusive of interest.

    DEFERRED RENT--Many of the Company's store leases contain predetermined fixed escalations of the minimum rentals during the initial term. For these leases, the Company recognizes the related rental expense on a straight-line basis and records the difference as deferred rent.

    DEFERRED OFFERING COSTS--The amount represents costs incurred in connection with a proposed public offering that was in process at January 26, 1997. This amount will be offset against the proceeds if the offering is successful, or expensed in operations if the offering is unsuccessful.

    MARKETABLE SECURITIES--Trading securities, all of which are equity investments, are carried at market value at the balance sheet date. All of the marketable securities at January 26, 1997 are common stock of Global. Realized gain (loss) on marketable securities is determined based on specific identification of securities sold.

    The change in the net unrealized holding loss for the years ended January 28, 1996 and January 26, 1997 was $20,243 and $142,402, respectively.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--The estimated fair values for financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The carrying amounts of marketable securities, accounts payable, and accrued liabilities approximate fair value. The fair value of certain notes payable is less than their carrying value as generally their interest rates are lower than the Company's current effective annual borrowing rate, however, the difference is not considered significant.

                             PREMIER CONCEPTS, INC.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    CASH EQUIVALENTS--For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

    NET INCOME (LOSS) PER COMMON SHARE--Net income (loss) per common share is calculated based upon the weighted average number of common shares outstanding during the periods presented. Dividends, including those accrued but not yet paid on preferred stock is deducted to arrive at net income (loss) available to the common shareholders. Dilutive options, convertible preferred stock and warrants have been included in the calculation of net income per common share for the fiscal year ended January 28, 1996 and January 26, 1997.

    LICENSE AGREEMENTS--The Company grants license agreements to entities for the use of the Impostor's name. License fees are recognized as income on a straight-line basis over the term of the agreement.

    INCOME TAXES--The Company accounts for income taxes under SFAS No. 109 which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined, based on the difference between the financial statements and tax bases of asset and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

    USE OF ESTIMATES--The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

    IMPAIRMENT OF LONG-LIVED ASSETS--Effective January 29, 1996, the Company adopted Financial Accounting Standards Board Statement 121 (FAS 121). In the event that facts and circumstances indicate that the cost of assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. Adoption of FAS 121 had no effect on the January 26, 1997 financial statements.

    PROVISION FOR STORE CLOSURES AND WRITE-DOWN PRODUCTIVE ASSETS--The Company accrues costs associated with store closures that are incremental to other costs incurred prior to commitment date as a direct result of the exit plan. The Company also accrues any amounts to be incurred under contractual obligations that existed prior to the commitment date and will continue after the exit plan is completed with no economic benefit.

    STOCK BASED COMPENSATION--In fiscal 1997, the Company adopted Financial Accounting Standards Board "Accounting for Stock-Based Compensation" (FAS 123). FAS 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on fair value. Companies that do not adopt the fair value accounting rules must disclose the impact of adopting the new method in the notes to the financial statements. Transactions in equity instruments with non-employees for goods or services must be accounted for on the fair value method. The Company has elected not to adopt the fair value accounting prescribed by FAS 123 for employees, and is subject only to the disclosure requirements prescribed by FAS 123.

                             PREMIER CONCEPTS, INC.

2. DISPOSITIONS:

    In 1993, the Company exchanged its ownership in certain real estate and a note receivable for 2,500,000 and 200,000 shares of common stock, respectively, in Global, of which 2,409,700 shares of Global's common stock were distributed to stockholders' of the Company during 1993. The remaining 290,300 shares were held by the Company, which represents less than 5% of Global's outstanding common stock. After distributing the Global common stock to the Company's stockholders, there remained substantial liabilities to uncollateralized creditors related to prior activities of the Company. As of January 28, 1996 and January 26, 1997, the Company had accounts payable of $80,884 and $45,865, respectively, that related to the prior activities of the Company. Certain of these creditors have filed claims against the Company demanding payment. The Company has negotiated settlements with certain creditors, which has resulted in income before income tax expense, totaling approximately $209,000 and $-0-during the years ended January 28, 1996 and January 26, 1997, respectively.
The Company also recorded approximately $222,000 and $24,000 of income during the years ended January 28, 1996 and January 26, 1997, respectively, as a result of the reduction in recorded amounts of accounts payable based upon management's estimates of amounts which may ultimately be paid, but the Company has not received formal releases from payment from the creditors. Accordingly, these amounts were recorded as income from discontinued operations, net of income tax expense.

3. PROPERTY AND EQUIPMENT:

    At January 26, 1997, property and equipment consists of the following:

Furniture, fixtures and equipment...............................  $1,145,577
Leasehold improvements..........................................  1,749,882
                                                                  ---------
                                                                  2,895,459
Less accumulated depreciation...................................   (861,520)
                                                                  ---------
                                                                  $2,033,939
                                                                  ---------
                                                                  ---------

    Depreciation expense for the years ended January 28, 1996 and January 26, 1997 was $316,670 and $269,044, respectively.

4. NOTES PAYABLE AND LONG-TERM DEBT:

    At January 26, 1997, notes payable and long-term debt consist of the following:

RELATED PARTIES

Note payable to a stockholder, at 12% principal and interest due
  December 31, 1996. The Company has been in discussions with the noteholder to extend the maturity date of the note....................  $  35,500
Notes and advances payable to stockholders of the Company, payable on
  demand, non-interest bearing..........................................     28,920
Other...................................................................     10,000
                                                                          ---------
    Total related parties--all current..................................  $  74,420
                                                                          ---------
                                                                          ---------

                             PREMIER CONCEPTS, INC.

4. NOTES PAYABLE AND LONG-TERM DEBT: (CONTINUED)

OTHER

Convertible notes payable. Interest payable quarterly at 12%. Principal due December 26, 1999 (see further discussion below)..................  $1,120,000
Note payable to a bank, interest payable monthly at 10%, principal
  payable in February 1998, collateralized by cash and inventory........    635,000
Notes payable to creditors of Impostors from bankruptcy settlement, payable in monthly installments plus accrued interest at 6% to 8%, over variable terms through December 1999. A note totaling $35,000 is
  guaranteed by former stockholders of the Company......................    111,414
Note payable to a entity, interest payable monthly at 12%, principal payable in January 1996. Management has been in discussions with the noteholder to pay off the note with part of the proceeds from a
  proposed public offering..............................................    100,000
Note payable to an entity, payable in monthly installments of $10,000 plus accrued interest at 12%. Principal due October 5, 1996. The
  Company has been in discussions with the noteholder to pay off the
  note with the proceeds of the offering................................     60,000
Other...................................................................     29,522
                                                                          ---------
                                                                          2,055,936
Less current portion....................................................   (263,312)
                                                                          ---------
                                                                          $1,792,624
                                                                          ---------
                                                                          ---------

    Principal payments on the above obligations at January 26, 1997 are due as follows:

                                                                                  RELATED
                                                                                  PARTIES      OTHER
                                                                                 ---------  ------------
1998...........................................................................  $  74,420  $    263,312
1999...........................................................................     --           661,541
2000...........................................................................     --         1,131,083
                                                                                 ---------  ------------
                                                                                 $  74,420  $  2,055,936
                                                                                 ---------  ------------
                                                                                 ---------  ------------

    On December 27, 1996, the Company completed the sale of $1,120,000 in Convertible Notes and 200,000 Class B Warrants, realizing net proceeds of $1,041,600. From the net proceeds, the Company utilized $624,325 to redeem an aggregate of 189,180 shares of Common Stock and 32,500 Class C Warrants from certain former securityholders. The Convertible Notes bear interest at the rate of 12% per annum, payable quarterly and are convertible into shares of Common Stock commencing April 1, 1997, at the option of the holder, at a conversion value of $2.80 per share. However, if (i) the Company fails to complete a public offering of its securities by June 30, 1997 or (ii) the principal balance of the Convertible notes is not retired by the Company by their maturity date, the conversion value is reduced to $1.00 per share. The Company has agreed to retire the Convertible Notes from the proceeds of a proposed public offering. Unless earlier converted or retired, the Convertible Notes mature and become due and payable on December 26, 1999. The obligation of the Company to repay the Convertible Notes is collateralized by a subordinated security agreement covering all of the Company's tangible and intangible assets.

                             PREMIER CONCEPTS, INC.

5. COMMITMENTS:

    LEASE COMMITMENTS--The Company leases its offices and retail facilities under operating leases for terms expiring at various dates from 1997 to 2012. The corporate office lease has been guaranteed by a director and certain former directors of the Company. The aggregate minimum annual lease payments under leases for the fiscal year are as follows:

1998...................................................  $2,138,431
1999...................................................   2,065,399
2000...................................................   1,991,567
2001...................................................   1,781,665
Thereafter.............................................   5,351,257
                                                         ----------
Total minimum lease payments...........................  $13,328,319
                                                         ----------
                                                         ----------

    Most leases also provide for payment of operating expenses, real estate taxes and in some cases for additional rent based on a percentage of sales. Rental expense was $1,977,718 and $2,067,727 for the years ended January 28, 1996 and January 26, 1997, respectively.

    LITIGATION SETTLEMENT--The Company entered into a commitment to guarantee the value of 55,000 shares of Global stock and 2,750 shares of the Company's common stock related to a settlement with a former creditor. Under the terms of the agreement, the Company agreed to buy back or guarantee that the total "asking" price of the combined common shares would equal $200,000 at March 1, 1995. In the year ended January 28, 1996, the Company settled with the former creditor for the issuance of an additional 46,792 shares of the Company's stock, valued at $171,625.

6. STOCKHOLDERS' EQUITY:

    STOCK REDEMPTION--During December 1996, the Company redeemed from certain securityholders, 189,180 shares of its common stock and 32,500 of its Class C warrants for $624,325.

    PREFERRED STOCK--The Board of Directors has authority to divide the class of the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any such series as permitted by the Company's articles of incorporation at the time of designation.

    During June 1996, the Company sold 208,335 units at $1.20 per unit in a private offering. Each unit includes two shares of Series A Convertible Preferred Stock and one warrant. Five warrants currently entitle the holder to purchase one share of common stock at $5 per share and are exercisable through June 1998. Each share of Series A Preferred Stock is entitled to $.051 per annum cumulative dividends and is convertible commencing in June 1997 at a rate of five shares of preferred stock for one share of common stock. If the Company completes a public offering of common stock, the preferred shares will automatically convert into 102,041 shares of common stock and five warrants will automatically be exchanged for two warrants offered in the proposed public offering.

    COMMON SHARES--In December 1996, the Company's shareholders approved a 1 for 5 reverse stock split and a change in the par value from $.0004 to $.002 per share. Accordingly, all common stock reflected in the accompanying financial statements and notes reflect this reverse split.

    During 1994, the Company sold, in a private placement, 92,750 units for $10.00 per unit. Each unit consisted of two shares of common stock and a warrant for the purchase one share of common stock at a

                             PREMIER CONCEPTS, INC.

6. STOCKHOLDERS' EQUITY: (CONTINUED)
purchase price of $10.00 per share, exercisable through December 31, 1995. The Company has extended the term of the warrants to December 31, 1997. As discussed above, the Company redeemed warrants for the purchase of 32,500 shares of common stock for $10,000.

    During the year ended January 28, 1996, the Company sold in a private placement, 234,000 shares of common stock at $1.25 per share. Also, during the year ended January 28, 1996, the Company issued 53,959 shares of common stock in settlement of liabilities and guarantees of liabilities and 27,000 shares of common stock in payment for services, including 2,400 issued to an officer and director, and 2,600 issued to a director. The Company has agreed to register 102,041 shares, under the Securities Act of 1933.

    EMPLOYEE STOCK PURCHASE PLAN--During June 12, 1995, the Company adopted a qualified Employee Stock Purchase Plan (ESPP). The Company has been authorized through the ESPP to offer up to 20,000 shares per year over a three-year term, or a total of 60,000 shares, to the Company's employees. The ESPP includes certain restrictions which preclude participation by part-time employees and employees owning 5% or more of the Company's common stock. The purchase price for the shares may not be less than 85% of the market value of the stock on either the enrollment date or the exercise date as those terms are defined in the ESPP. No shares of common stock have been issued under the ESPP and there have been no subscriptions of employees to participate in the plan.

    STOCK OPTION PLAN--The Company has an Incentive Stock Option Plan (Plan) which provides for the grant of options to purchase up to 230,000 shares of the Company's common stock to officers and employees of the Company. Options are granted at a price equal to the market value at the date of grant. Options were granted in 1994 to an officer/director on 40,000 shares at an exercise price of $5; in fiscal 1996, the exercise price was reduced to $1.875 per share, and the term was extended to June 20, 2001. An additional 20,000 incentive stock options were granted to other employees in fiscal 1996 at $1.875 per share, which expire in December 2000 and of which 7,000 were forfeited in fiscal 1997. All of these options are currently vested. No options have been exercised.

    In March 1996, the Company granted incentive stock options for 80,000 shares to employees, at an exercise price of $2.50, which expire in 2001. During 1996, 20,000 of these options were canceled due to termination of an employee. Of the remaining stock options for 60,000 shares of common stock, 30,000 of these incentive stock options have vested immediately and 15,000 vest on each of the first and second anniversary dates.

    Subsequent to January 26, 1997, the Company granted incentive stock options for 25,000 shares of common stock to the Company's president, at an exercise price of $3.25 and which expire in January 2002. Options for the purchase of (i) 15,000 shares of common stock vest in June 1997, (ii) 10,000 shares of common stock vest in June 1998.

    Subsequent to January 26, 1997, the Company granted incentive stock options for 28,000 shares of common stock to employees at an exercise price of $3.25, and which expire in January 2002. Options for the purchase of (i) 13,000 shares of common stock vested immediately, (ii) 10,000 shares of common stock vest in January 1998, and (iii) 5,000 shares of common stock vest in January 1999.

    In April 1996, the Company adopted an non-qualified option plan (Director
Plan) for outside directors. Each outside director is to be granted stock options for each full year of service for the purchase of 5,000 shares of common stock at a price equal to 100% of the fair market value of the Company's common stock at the date of grant. During fiscal 1996, the Company issued options on a total of 25,000

                             PREMIER CONCEPTS, INC.

6. STOCKHOLDERS' EQUITY: (CONTINUED)
shares to directors of the Company under the Director Plan and options for 12,000 shares to directors in return for guaranteeing the Company's corporate office lease, at an exercise price of $2.50 and which expire in 2000. During fiscal 1997, the Board of Directors approved an increase in options from 5,000 to 10,000 that will be granted to outside directors for fiscal 1998.

    Subsequent to January 26, 1997, the Company granted to a director an option for the purchase of 5,000 shares at $3.25 per share for services for the fiscal year ended January 26, 1997, which expires January 2002.

    The following is a table of activity under these plans:

                                                              1996                      1997
                                                    ------------------------  ------------------------
                                                                  WEIGHTED                  WEIGHTED
                                                                   AVERAGE                   AVERAGE
                                                     NUMBER OF    EXERCISE     NUMBER OF    EXERCISE
                                                      SHARES        PRICE       SHARES        PRICE
                                                    -----------  -----------  -----------  -----------
Outstanding, beginning of year....................      40,000    $    5.00       97,000    $   2.113
  Granted to:
    Employees, including exchanges................      60,000        1.875       80,000        2.500
    Directors.....................................      25,000        2.500       --           --
    Directors--lease guarantee....................      12,000        2.500       --           --
  Exchanged*......................................     (40,000)      (5.000)      --           --
  Forfeited.......................................      --           --          (27,000)       2.338
                                                    -----------               -----------
Outstanding, end of year..........................      97,000        2.113      150,000        2.279
                                                    -----------               -----------
                                                    -----------               -----------

------------------------

* All options outstanding at January 29, 1995 were reissued with an exercise price at $1.875.

    For all options granted during fiscal 1996 and 1997, the weighted average market price of the Company's common stock on the grant date was approximately equal to the weighted average exercise price. Due to the extremely limited trading activity of the Company's common stock, for the purpose of pricing Incentive Stock Options and Non-qualified Stock Options, the fair market value of the Company's common stock is determined by the average of the bid price as quoted on the OTC Electronic Bulletin Board on the date of grant and a date two weeks subsequent to the date of grant.

    The weighted average contractual life for all options as of January 26, 1997 was approximately 3.8 years, with the exercise prices ranging from $1.875 to $2.50. At January 26, 1997, options for 120,000

                             PREMIER CONCEPTS, INC.

6. STOCKHOLDERS' EQUITY: (CONTINUED)
were exercisable and options for the remaining shares become exercisable pro rata through fiscal 1999. If not previously exercised, options outstanding at January 26, 1997, will expire as follows:

                                                                                        WEIGHTED
                                                                                         AVERAGE
                                                                           NUMBER OF    EXERCISE
                                                                            SHARES        PRICE
                                                                          -----------  -----------
1998....................................................................       5,000    $   1.875
1999....................................................................      --           --
2000....................................................................      --           --
2001....................................................................      45,000        2.388
2002....................................................................     100,000        2.250
                                                                          -----------  -----------
                                                                             150,000    $   2.279
                                                                          -----------  -----------
                                                                          -----------  -----------

    PRO FORMA STOCK-BASED COMPENSATION DISCLOSURES--The Company applies APB Opinion 25 and related interpretations in accounting for its stock options which are granted to employees. Accordingly, no compensation cost has been recognized for grants of options to employees since the exercise prices were not less than the fair value of the Company's common stock on the grant dates. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amount indicated below.

                                                                         FISCAL YEARS ENDED
                                                                      ------------------------
                                                                      JANUARY 28,  JANUARY 26,
                                                                         1996         1997
                                                                      -----------  -----------
Net income (loss) applicable to common shareholders:
  As reported.......................................................   $ 114,219    $ 341,949
  Pro forma.........................................................     (44,599)     275,541
Net income (loss) per common share:
  As reported.......................................................        0.23         0.44
  Pro forma.........................................................        (.09)        0.35

    The fair value of each employee option granted in fiscal year 1996 and 1997, was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                       FISCAL YEAR ENDED
                                                                --------------------------------
                                                                  JANUARY 28,      JANUARY 26,
                                                                     1996             1997
                                                                ---------------  ---------------
Expected volatility...........................................          167%             176%
Risk-Free interest rate.......................................          6.5%             6.5%
Expected dividends............................................        --               --
Expected terms (in years).....................................          5.0              5.0

                             PREMIER CONCEPTS, INC.

7. INCOME TAXES:

    The Company's actual effective tax rate differs from U.S. Federal corporate income tax rate of 34% as follows for the fiscal year ended:

                                                                 JANUARY 28,    JANUARY 26,
                                                                    1996           1997
                                                                -------------  -------------
Statutory rate................................................          34%            34%
Effect of graduated rate......................................        (4.6)%        --
State income taxes, net of Federal income tax benefit.........         3.3%           3.3%
Reduction in valuation allowance due to usage of net operating
  loss carryforwards and change in temporary differences......       (32.7)%        (38.3)%
Other.........................................................       --                 1%
                                                                     -----          -----
                                                                       -0-%           -0-%
                                                                     -----          -----
                                                                     -----          -----

    The components of the net deferred tax asset recognized as of January 26, 1997 are as follows:

Long-term deferred tax assets (liabilities):
  Net operating loss carryforwards........................  $ 110,000
  Valuation allowance.....................................    (71,000)
                                                            ---------
    Net long-term deferred tax asset......................  $  39,000
                                                            ---------
                                                            ---------

    The valuation allowance was $325,000 at January 28, 1996 decreased by $254,000 for the year ended January 26, 1997.

    At January 26, 1997, the Company had net operating loss carryforwards for Federal tax purposes of approximately $298,000. Certain of the loss carryforwards are subject to restrictions due to a greater than 50% change in ownership in prior years. The loss carryforwards, unless utilized, will expire from 2009 through 2010.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND IF, GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK AND WARRANTS OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK OR WARRANTS BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Prospectus Summary.............................           3
The Company....................................           6
Forward-Looking Statements.....................           7
Risk Factors...................................           7
Capitalization.................................          16
Dividends......................................          17
Certain Market Information.....................          18
Selected Financial Data and Statistical Data...          19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          20
Business.......................................          26
Management.....................................          34
Certain Transactions...........................          40
Securities Ownership of Management and
  Principal Shareholders.......................          43
Description of Securities......................          45
Selling Shareholders and Plan of
  Distribution.................................          49
Concurrent Offering............................          51
Legal Matters..................................          51
Experts........................................          52
Financial Statements...........................         F-1

                         102,041 SHARES OF COMMON STOCK

                          483,334 CLASS A COMMON STOCK
                               PURCHASE WARRANTS

                             PREMIER CONCEPTS, INC.

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                 April 21, 1997

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